The Next Level


12025921

MEDICAL PROPERTIES TRUST | 2011 ANNUAL REPORT



TOTAL ASSETS
PER YEAR
[IN MILLIONS]
307
495
745
1,052
1,311
1,310
1,349
1,622
'04
'05
'06
'07
'08
'09
'10
'11



TOTAL REVENUE
PER YEAR
[IN MILLIONS]
4.4
+275%
16.5
+101%
33.1
+126%
75.0
+37%
103.0
+11%
114.0
+3%
117.2
+22%
143.3
'04
'05
'06
'07
'08
'09
'10
'11



ADJUSTED FUNDS
FROM OPERATIONS
PER YEAR
[IN MILLIONS]
33.4
+39%
46.5
+57%
73.0
-13%
63.2
+29%
81.5
-2%
80.0
'06
'07
'08
'09
'10
'11

Stepping Up

[In Thousands except for per share data]	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008	For the Year Ended December 31, 2007
Total assets	$ 1,621,874	$ 1,348,814	$ 1,309,898	$ 1,311,373	$ 1,051,652
Total revenue	$ 143,319	$ 117,197	$ 114,038	$ 102,995	$ 74,981
Net income attributable to MPT common stockholders	$ 26,536	$ 22,913	$ 36,330	$ 32,700	$ 39,946
Adjusted funds from operations	$ 79,971	$ 81,483	$ 63,157	$ 73,002	$ 46,483
Per diluted share amounts:					
Net income attributable to MPT common stockholders	$ 0.23	$ 0.22	$ 0.45	$ 0.50	$ 0.80
Adjusted funds from operations	$ 0.72	$ 0.81	$ 0.81	$ 1.18	$ 0.97
Dividends declared	$ 0.80	$ 0.80	$ 0.80	$ 1.01	$ 1.08

Refer to page 27 for the reconciliation of Non-GAAP Financial Measures.



MISSION ACCOMPLISHED

One Patient at a Time.

"Code One." The urgent call rang out over the PA system in the Ernest Health rehabilitation hospital.

"We've got to go," said Darby Brockette, the CEO, to visitors from Medical Properties Trust who had travelled halfway across the country to determine whether to invest $400 million in his company.

"Come with us," he invited as he stood up to leave. "It's a tradition...."

"We didn't know what was happening," said Emmett McLean, MPT's COO, "but we went – five members of our due diligence team – with Darby and a dozen others we had been meeting with."

What they found as they approached the hospital lobby was a hallway lined on both sides by the entire hospital staff, laughing and talking expectantly.

A moment later, they began clapping and cheering as a patient was wheeled down the corridor, to be discharged. This was their special parting gift – a standing ovation – for one patient.

"I'm telling you, it brought tears to your eyes," said Emmett McLean, "to see the emotions in the faces of the caregivers – the therapists who had worked with this patient, the doctors and nurses who had attended her, as well as people from the accounting office and the management team. All were smiling and some were crying. And you could see the tremendous satisfaction they felt as *their patient* was getting back on her feet."

"I love this place," said the patient as she received pats on the back and warm hugs from the rehabilitation team.

"I love these people," she added softly after a speechless moment.

And then she applauded them.

When the due diligence meeting resumed, McLean asked, "Do you do this for every patient?"

The answer came without fanfare, "Yes."

"But you told us earlier that you've discharged 800 patients this year," McLean probed. "Are you saying you've done this 800 times?"

"Yep," replied Darby Brockette matter-of-factly. "It's something we feel is real important, something that expresses our guiding principles."

Ascending New Heights

Since the inception of Medical Properties Trust, we have executed a strategy to successfully position the company as a premier hospital-focused REIT. As a result, MPT is now the single largest investor in U.S. hospital real estate. When the financial markets began to improve following the global financial crisis of 2008 – 2009, we were ready to accelerate our proprietary growth strategy. And, since the end of 2009, we have taken major steps that have transformed MPT into the dynamic company it is today.

In less than three years, we have made remarkable strides, taking advantage of growth opportunities and dramatically improving our financial metrics by:

- ***Reducing our balance sheet leverage*** *from 47 to 40 percent;*
- ***Significantly extending our debt maturities*** *– with nearly 70 percent maturing beyond 2021;*
- ***Meaningfully lowering the cost of our debt;***
- ***Refinancing our secured debt on more favorable terms*** *through unsecured, fixed-rate instruments;*
- ***Diversifying our portfolio assets*** *by tenant, geography and property type;*
- ***Continuing to make selective investments under RIDEA*** *(the REIT Investment Diversification and Empowerment Act) that offer upside earnings potential; and*
- ***Increasing our financial flexibility*** *by responsibly raising capital through equity, secured debt, unsecured long-term notes, convertible securities and traditional bank debt.*

These initiatives focused on the longer term have strengthened our competitive position, grown our income stream and returned increasing value to shareholders. We also have continued to seize near-term growth opportunities. Although making a few selective dispositions, we acquired properties worth more than $330 million in 2011, and topped that in February 2012 with the $400 million acquisition of Ernest Health. Total acquisitions since 2009 amount to nearly $1 billion.

Successfully Executing a Long-Term Strategy

Since 2009, we have increased our assets by 60 percent to $2.1 billion and positioned MPT as a strategic acquirer, able to make larger acquisitions at lower capital costs. The Ernest Health acquisition clearly demonstrates the impact of our disciplined approach. With a single transaction, we expanded into 12 new markets and three states, growing MPT's footprint by 25 percent while diversifying assets and decreasing risks. Plus, the Ernest Health transaction was immediately accretive to our earnings per share. The transaction included investments in Ernest's operations that should drive expanded earnings and increase returns to shareholders. Such investments



MEDICAL PROPERTIES TRUST - *Phenomenal Growth*



States: 0
Properties: 0
Assets as of 12/31: $0

2003



States: 9
Properties: 18
Assets as of 12/31: $501.2M

2005



States: 21
Properties: 51
Assets as of 12/31: $1.3B

2008



States: 21
Properties: 62
Assets as of 12/31: $1.6B

2011



States: 24
Properties: 78
Assets as of 2/29: $2.1B

FEB.
2012

"I don't know how we could have looked forward eight years ago and imagined that we would be so well positioned as we are now."

under RIDEA offer long-term upside potential and we expect them to grow in importance in our portfolio.

We have kept our eyes on the ball and, today, our industry-leading portfolio distinguishes MPT from all other healthcare REITs.

- ***We have continued to diversify our tenant mix.*** *Our top three tenants now represent just 45.1 percent of our portfolio, down from more than 55 percent in December 2009. This level of diversity puts us on par with the largest healthcare REITs.*
- ***We have improved our property mix.*** *Our top three properties now represent approximately 11 percent of our portfolio, down from 18 percent in 2009, and no single property represents more than 4 percent of our portfolio.*
- ***We have continued to improve our lease coverage ratio*** *to 5.24x at of the end of 2011, up significantly from 4.83x in 2009 and 3.20x in 2006, by leasing to operators that can organically increase such coverages.*
- ***We have built a strong balance sheet that provides financial flexibility.*** *With $100 million in cash and $400 million in an untapped revolving loan, we have the liquidity necessary to nimbly execute our acquisition strategy.*
- ***We are positioned to improve our dividend payout ratio.*** *By focusing on asset purchases that will be immediately accretive to earnings, our acquisition strategy should also help drive expanded shareholder returns.*

Given the dynamics of healthcare and the fundamentals of the hospital real estate market, we believe MPT will continue to evolve as a leading, specialized, healthcare REIT. With very little volatility expected in the demand for hospital services over the short or long term, we see many opportunities to invest in hospital properties – a large and growing universe supported by positive demographic trends.

Since our founding in 2003, we have carefully followed a well-designed strategic plan that has yielded remarkable results. By remaining true to our original vision in both good and bad years, we have established MPT as the leader in hospital real estate investments. 2011 was yet another outstanding year for our company and we appreciate your support we continue to build upon our legacy of success.

Sincerely,



Edward K. Aldag, Jr.

Chairman, President and Chief Executive Officer



Elkhorn Valley Rehabilitation Hospital - Casper, Wyoming



Utah Valley Specialty Hospital - Provo, Utah



Northern Idaho Advanced Care Hospital - Post Falls, Idaho

THE NEXT LEVEL

It's a feeling of fulfillment, of rising to the challenge.

Above all, it's a sense of real accomplishment.

For Medical Properties Trust, 2011 was a very good year. The company's eighth year of operations proved to be yet another of performance consistently on target, with acquisition goals of $300 million met and exceeded, and solid groundwork laid for even greater achievements in 2012.

Before the new year was two months old, the accomplishments of 2011 were nimbly and positively eclipsed by a new acquisition of nearly $400 million – the largest in MPT's history – as good hard work by a seasoned team paid off. On February 29th, 2012, Ernest Health, Inc. joined an impressive group of premier hospital operators in the largest portfolio of hospital real estate in the country, and Medical Properties Trust's assets soared past the $2 billion milestone in a single, transformational transaction.

From Zero Assets to $2 Billion in Eight Years

"In 2003, we had zero assets, three principals with a dream, and a business plan we believed in. By early 2012, our assets had grown to nearly $2.1 billion and our business model had been validated as a dependable formula for profitable growth," said Edward K. Aldag, Jr., Chairman, President and CEO of Medical Properties Trust and one of the company's founders.

MPT's plan has worked to perfection, through good years and bad, and through a national recession that clipped the wings of too many American dreams – but not Medical Properties Trust's. Together through the storms and even through a 12-month period when the company did not make a single acquisition because its leaders wanted to conserve funds for more favorable times, the management team and the entire staff have pressed forward to new levels of performance that have opened up new vistas of opportunity.

"We knew we had the right plan, but I don't know how we could have looked forward eight years ago and imagined that we would be so well positioned as we are now," said R. Steven Hamner, MPT's Executive Vice President and Chief Financial Officer, and a company founder.

Our Balance Sheet is Stronger than Ever

"We are in tremendous shape, positioned for growth," Hamner added. "And we are a vastly different company today than two years ago when we were in the middle of a recession – bigger and better in all regards. Our balance sheet is stronger than ever, providing the capital and liquidity that we will need to continue to expand into the future of healthcare."



0
18
51
62
78
'03
'05
'08
'11
FEB '12

Number of Properties - *By Year*

During 2011, MPT continued its steady climb to the pinnacle of the hospital funding world, with 11 acquisitions from New Jersey to California, including four general acute care hospitals, four long-term acute care hospitals and three new specialty hospitals now under development that will provide a new level of emergency care as the access point to integrated healthcare.



Advancing Care In Montana

Located in Billings, the Advanced Care Hospital of Montana is one of 16 modern post-acute facilites funded by MPT in a single transaction with Ernest Health, Inc. in February 2012.



Exceeding Acquisition Goals Again

The company's portfolio includes some of the most prominent names in healthcare – Community Health Systems, HMA, HealthSouth, IASIS, Kindred, Prime, Vibra and – most recently – Ernest Health.

With acquisitions completed last year totaling more than $330 million, MPT exceeded its acquisition targets again and continued to do what Ed Aldag and his team said they were going to do when the company was founded in 2003 – to become the primary source of real estate capital for hospitals nationwide.

"Pure mortgage financing doesn't exist for hospitals," Aldag explained. "The lease financing offered by MPT provides a low-cost and flexible alternative to a hospital locking up all of its asset value as collateral for a more traditional corporate loan package."

"This is what we know, and we know it very well."

"Moreover, several of the largest hospital lenders are no longer in the market," Aldag said, "but MPT has taken their place and we are there. Our focus is hospitals and we invest only in licensed facilities, where every patient is admitted by a doctor. This is what we know, and we know it very well."

Groundwork for the largest acquisition in the company's history began in earnest around the middle of 2011 when Ed Aldag and Steve Hamner met with a private equity firm specializing in healthcare investments to discuss Ernest Health, Inc., one of the nation's leading operators of post-acute care hospitals. Over the past eight years, Ernest had established an enviable track record of providing high-quality care in 16 modern, efficient and cost-effective facilities with more than 600 beds across nine states.

A Closely-Knit Team That Wanted to Stay Together

Darby Brockette, one of Ernest's founders, and his closely-knit management team wanted to stay together – to continue building the company on the foundation of their proven model. MPT was interested.

"We agreed on a price, and then we explained how Ernest's management team would stay involved," Aldag said. " We don't run hospitals – we invest in them – particularly with proven operators who are looking to the future." So Ernest Health was a good fit on many levels.



Founded the same year as MPT, Ernest Health had run on a fast track almost parallel to Medical Properties Trust's, and both companies shared a core philosophy that well-run hospitals make a positive difference in the efficient delivery of high-quality healthcare.

From the start, MPT Chairman Ed Aldag and Ernest founder Darby Brockette were familiar with each other and had monitored each other's progress as the two companies grew, one headquartered in Birmingham and the other in Albuquerque.

Post-Acute Facilities Will Play an Essential Role

Since beginning operations in 2004, Earnest had built a chain of well-designed post-acute hospitals from the ground up, including eight in-patient rehabilitation facilities (or IRFs) and eight long-term acute care hospitals (LTACHs). According to Tom Schultz, MPT's Director of Healthcare Policy, both types of hospitals will play an essential role in the future healthcare system regardless of the direction of healthcare reform.

As providers along "the continuum of care," the rehab facilities and LTACHs accept patients from acute care hospitals, which are more efficient at treating shorter-term and emergency patients. Those with longer-term needs and more complex medical cases can be treated more effectively in IRFs and LTACHs – and at much lower costs.


REHABILITATION HOSPITAL







A study commissioned in 2009 by the Medicare Payment Advisory Commission and conducted by the Research Triangle Institute showed that LTACHs reduce the average length of stay for patients in acute care hospitals by 1.4 days prior to their admission to an LTACH. The research also concluded that LTACHs reduce readmissions to acute care hospitals, save money and get patients well faster, which are key objectives of healthcare reform.

All along its development path, Ernest Health has demonstrated its expertise in running efficient hospitals dedicated to high quality care. As Darby Brockette proudly points out, Ernest Health's inpatient rehabilitation facilities have been ranked among the top five percent of more than 800 such facilities in the United States, as measured by the Uniform Data System for Medical Rehabilitation – and that ranking has held true of each Ernest rehabilitation hospital during each year of its operations.

Committed to Outstanding Patient Outcomes

"This commitment to outstanding patient outcomes is only one of many factors that made Ernest Health such an attractive acquisition," Aldag noted. Other motivating factors included Ernest's leading position as a provider of post-acute care services in virtually all of its markets.

But what impressed Rosa Hooper the most about Ernest was "a culture of high quality service and healing that pervades everything." As MPT's Director of Underwriting and Asset Management, Hooper orchestrated dual teams of MPT's top executives and staff, who visited every Ernest facility during the underwriting process. Virtually every member of both teams cited the strength of Ernest's corporate culture as its greatest asset.

And that, according to Ernest's CEO Darby Brockette, is by design. Brockette is a rare individual who has spent his entire career in post-acute care, beginning with an undergraduate degree in rehabilitation science followed by another in healthcare administration and working for some of the industry's original pioneers. And he's passionate about patient care, which in his view, includes the patient's family and the whole community.




"A culture of high quality service
and healing that pervades everything."

"Just open your eyes, because you're going to see a miracle here everyday..."

New Braunfels Regional Rehabilitation Hospital
New Braunfels, Texas

Business Plan: Treat Everyone as Your Neighbor

"Our business plan, in a nutshell, is that you ought to be able to get high-quality post-acute care in your own community without having to go to a big city like Dallas, Houston or Phoenix," Brockette explained. "We saw people retiring or coming back to nice, smaller communities like Las Cruces, New Mexico, and we wanted to take care of them when they had an injury or illness that required post-acute care."

"We think that people who are surrounded by family and friends feel better and heal more quickly, so we tell our employees to treat everybody like they're your neighbor – because they are," he added. "We try to put ourselves in their shoes and create a space where everybody feels comfortable."

That includes hospital rooms that are larger, with ample space for family and friends, which are furnished more like a new hotel than an old, cold hospital. In the newest version of the Ernest prototype, hinged bathroom doors have been replaced by pocket doors that take up less space and provide easier access for patients in wheelchairs.

Each Ernest facility has to be immaculately clean and the food has to be top notch. "We absolutely insist that it's not hospital food," Brockette added. "In some of our markets, our cafeteria is a bistro and the food's so good that people who work in the area (and not just in our hospital) come to our place for lunch."

Brockette manages by walking around and he loves to go to the Ernest hospitals, traveling more than 40 weeks out of the year, some as part of the development of new hospitals.

Quality Metric: Talk to Patients

"My quality measure is talking to patients – 'Hey, how you doing? How's the food? How's your doctor treating you?' You know, whatever the issue is, I talk to people," Brockette explained.

When he walks a hospital, he also talks to employees, encouraging them to smile and to touch people in a positive way. "I tell them, just open your eyes, because you're going to see a miracle here everyday and if you close yourself to that, you're going to lose a fabulous career opportunity that will fulfill you."

"We want to run hospitals that remind you why you became a nurse, why you became a therapist, why you work in food services or the business office of a hospital. Because directly or indirectly, you're in a place where you are helping people heal, so don't lose that focus. If you do, I'll be the first to come have a chat with you."

Increasing the Upside for Stockholders



With the acquisition of Ernest Health, Inc. on February 29th, 2012, MPT's portfolio expanded to 78 hospitals in 24 states, including 12 new markets and three new states, growing the size of the company approximately 25 percent.

Included in the Ernest investment is an interest in the operating income of Ernest. So, in addition to very attractive rental income, MPT expects to earn a portion of Ernest's net income – up to approximately 80 percent.



MPT's largest property now represents only 4% of it's portfolio.



MPT's largest operator now represents only 20% of it's portfolio.

The transaction also diversified the company's portfolio and reduced tenant concentration. Following the purchase, MPT's largest property represented only 4 percent of total assets, down from about 7 percent in 2010, and the largest tenant represented only approximately 20 percent, a 7 percent decrease from that same period.

"This is a remarkable and transformative achievement," said Edward K. Aldag, Jr., MPT's Chairman, President and CEO. "It will positively impact our internal growth rate while allowing us to maintain a conservative balance sheet to fund future opportunities."



Ernest About Growth

Rosa Hooper, Medical Properties Trust's Director of Underwriting and Asset Management, who served as MPT's point person on the due diligence and underwriting of the Ernest Health acquisition, cited several of Ernest's key strengths shortly before the deal closed:

1 | Ernest Health concentrates on underserved, smaller communities where the company's **careful market research** reveals a significant need for post-acute healthcare services.

2 | Ernest's goal is to complement the care of current healthcare providers in each market, **collaborating** with them on patient care rather than competing.

3 | In many of its markets, Ernest is **the sole provider** of rehabilitation and long-term acute care services, and in several states, an Ernest facility is the only provider.

4 | Over the years, Ernest Health has developed and continues to perfect a **prototype** facility that has been proven to create an ideal environment for the delivery of cost effective care that consistently achieves patient outcomes above national benchmarks on key metrics, such as patient satisfaction, functional independence and discharge rates.

5 | Once land is acquired in a new market, this prototype can be built, furnished and ready to take its first patient **within 12 months** – so the Ernest model is designed for expansion as community needs are identified, and Ernest is clearly poised for growth.

"The relationship with Medical Properties Trust means everything to our company because it gives us the ability to grow again," said Darby Brockette, CEO of Ernest Health, Inc. "Ernest has been a growth company since we commenced operations in January 2004."

"We now have close to 3,000 employees," he continued, "and the relationship with MPT not only satisfies our goal of keeping the senior management together, but also offers career growth opportunities to everybody in the organization."

Brockette takes greatest pride in the fact that more than 80 percent of Ernest's rehab patients go home. "That's what we're really proud of – getting patients back to a normal lifestyle as soon as possible and as economically as possible," he said. "We know statistically it's good to get back to familiar settings and everybody knows in their heart that, when an elderly person gets home, they do get better with the right support."



A Watershed Transaction, With More to Follow

The Ernest acquisition now stands as the largest acquisition MPT has ever done, although the company completed one of similar size in 2008 when it purchased a portfolio of 20 properties with 7 different operators. To get it done right and right on time required many late nights and weekends as well as some holidays.

"When you've been doing acquisitions for eight or nine years, you tend to get better at it," said Emmett McLean, MPT's Executive Vice President and COO, and a company founder. "But this was on a grander scale and that's where you discover the real strength of your team."

"This was clearly a watershed transaction and absolutely everyone pitched in," McLean added, "the underwriters and asset managers, the finance, accounting and legal teams, and virtually every MPT staff member."

"This remarkable team rose to the challenge and brought MPT to the next level..."

"You don't measure your ability to meet challenges by the number of people you have, you do it by the quality of the people. And it was a pleasure to see everyone working together and working very hard to make sure the Ernest acquisition happened.

"This remarkable team rose to the challenge and brought MPT to the next level – and it's abundantly clear that it stands ready to ascend even higher."

Seeking Acquisitions of Greater Scale

"One of the results of being successful and growing the business to MPT's level is that you start to suffer from the law of large numbers," observed Frank R. Williams, Medical Properties Trust's new Senior Managing Director of Acquisitions.

"A $20 million, single facility acquisition – which is great and we'll always do them because they enhance the portfolio – doesn't add to growth the same way it did when the company had a portfolio of $700 million," he noted.

On February 29th, 2012, Medical Properties Trust successfully completed the largest acquisition in its history – the purchase of Ernest Health, Inc. for nearly $400 million.



The Scale to Do Other Large Acquisitions

"There's nothing easy about doing a $400 million acquisition of 16 hospitals and an operating company," said R. Steven Hamner, Executive Vice President and CFO. "It takes resources and confidence, but as a result, we are now better positioned, we have reduced our portfolio risk and we have many more options to grow."

The transaction elevated MPT's assets to more than $2 billion and improved its tenant, property and geographic diversity. In conjunction with public equity and bond offerings completed at the same time, the transaction strengthened MPT's capacity to pay anticipated higher dividends in the future and resulted in improved bond ratings and lower interest expense.

"Just as importantly," Hamner noted, "it gives us the scale to do other large transactions in the future."

That's what Frank Williams means about the law of large numbers.

"On a day to day basis," he said, "I'm spending time thinking about – and trying to find – acquisitions of greater scale."

Williams joined the company in the fall of 2011, opening a new MPT office in New York City. The former healthcare investment banker, who worked for Barclays Capital and Bear, Stearns & Co. Inc. before joining MPT, now travels around the country to meet with investors focusing on healthcare facilities and with hospital operators to explore their capital needs.

Healthcare Experience Counts

"Frank's healthcare relationships and proven results in helping operators allocate capital efficiently make him an excellent addition to the MPT team," said Edward K. Aldag, Jr., the company's Chairman, President and CEO.

"Being the only capital provider focused exclusively on hospitals gives us the chance to have greater impact and be exposed to most transactions in the industry that involve hospital real estate," Williams said. And he thinks MPT should continue to be a dominant player.

"There is no substitute for the healthcare background of the people at Medical Properties Trust," he noted. "It really builds credibility when you talk to someone who is operating a hospital."

"When your company has the experience, knowledge and history in healthcare that MPT does," he said, "the conversation starts at a different level."









In Case of Emergency

Eliminate the Wait.

The ER team at Hoboken University Medical Center is on a mission to take care of you – *fast.* And everything is timed.

They may be working in Frank Sinatra's hometown, but they aren't about to serenade you. Or give you much of a chance to look at the tropical fish in the waiting room. *Because they don't want you there.*

They want you in a bed. Or on your way back home.

"**Door to bed** time averages 14 minutes," said George Saffran, MD, an emergency department physician. "That's how long it takes to get a patient who walks in the door into a bed."

"**Door to doctor** – the time it takes to be seen by a doctor – is only 28 minutes," he noted. "The days of waiting for hours to be seen in the emergency room are a thing of the past."

Dr. Saffran is justifiably proud of the Hoboken emergency department, which was expanded and upgraded in 2010. It's big, beautiful and extremely well thought out – thanks to architects who specialize in emergency department design. They took the time to listen to the doctors and nurses, and to think carefully about the needs of patients.

With 34 ER beds, it's also two and half times bigger than when Dr. Saffran started as a resident there 23 years ago. And full of COWs – computers on wheels.

Everything is wireless, and the COWs can be rolled anywhere in the department, to register patients at their bedside, pull up X-rays or a patient's chart, order medicine and document everything in real time. That way, the patient never has to wait.

"You can see a nurse doing an assessment with her patient right over here," he pointed out. "This helps us see patients more quickly. We are now handling approximately 42,000 emergency room visits per year, a significant increase over the number we were seeing in the old emergency room."

"The emergency department at Hoboken is absolutely stunning," said Mark Spektor, DO, who formerly directed the emergency department at Hoboken's sister hospital, Bayonne Medical Center, eight miles away. He later served as Senior Vice President for Medical Affairs before being elevated to Chief Executive Officer of Bayonne in February 2012.



"Everything is wireless, and the COWs can be rolled anywhere in the department, to register patients at their bedside, pull up X-rays or a patient's chart, order medicine and document everything in real time."


Bayonne Medical Center
ER wait-time RIGHT NOW:
7
MINS
0127

For the past nine months, Bayonne Medical Center has been advertising its ER wait times – in real time – on two prominent billboards in metropolitan New York – one between the Holland Tunnel and Manhattan and the other in the heart of Jersey City.

"7 minutes," the billboard said one day recently, "7 minutes" to be seen by a Bayonne nurse practitioner, physician's assistant or physician.

"We just eliminated the waiting room," Dr. Spektor explained, "because waiting didn't add any value to the patient experience. Now, everybody gets put in a bed right away."

"There's a whole science of measuring things and tweaking the schedule and the workflow," he said, "and Bayonne has its own herd of COWs to register patients at bedside while they are waiting for lab work."

"Wait times are a good measure of how well the emergency department – and the hospital – works."









Rothman Specialty Hospital

40 Minutes To a Whole New Knee

In less time than it takes to watch a single episode of Grey's Anatomy, you can have your whole knee replaced at Rothman Specialty Hospital in Bucks County, Pennsylvania.

And be in and out of the hospital in only a day and a half.

The doctors of Rothman Institute, who are among the most respected in the orthopaedics field, enjoy success rates that average better than 95 percent on such operations, according to Dr. Matthew Austin, who heads the knee and hip replacement team.

In a February 27th, 2012, story featuring Rothman physicians, *The New York Times* cited a new study of Medicare records showing lowered risks of heart failure for patients who have had total knee replacement surgery. The operation not only restores mobility and range of motion for most patients, it may also reduce their risks of dying from any cause.

Performing 250 to 300 Surgeries Per Month

Two years after its opening, Rothman Specialty Hospital is now treating 250 to 300 surgical cases each month, and growing toward an estimated capacity of 600.

"We're doing very well," said Mike West, CEO of the Rothman Institute, based in Philadelphia. The Institute's decision to expand to Bensalem in 2009 has proved to be opportune.



Medical Properties Trust was looking for a new tenant for a futuristic facility originally underwritten for a women's breast cancer center, and Rothman was hoping to open its own surgical hospital.

With MPT's help, Rothman was able to get the 24-bed facility with six operating rooms up and running in record time. The doctor group invested nearly $16 million in leasehold improvements and the latest medical equipment and, now, some 25 Rothman doctors work in the beautifully finished space.

The venture has also attracted two well-respected not-for-profit partners, Thomas Jefferson University Hospital and Holy Redeemer Hospital, both of Philadelphia, to establish offices in the attached medical office building owned by MPT. The strong Delaware Valley market offers growth opportunities to all three tenants.

Installing a $3.5 Million CyberKnife

"We installed a CyberKnife, a very precise radiation oncology tool, enlisting Thomas Jefferson University Hospital to oversee that," West added.

There are only about 150 of these robotic radiosurgery systems in the world, which cost about $3.5 million. The CyberKnife is used to treat tumors of the spine, brain, head and neck, as well as the kidney, liver, pancreas and prostate – without incisions or anesthesia.

Rothman Specialty Hospital recently announced its affiliation with the Radiation Therapy Oncology Group, which will enable Rothman patients to enroll in national studies for the treatment of many types of cancer and have access to the latest treatment protocols.

The Rothman Institute is expanding in the Delaware Valley.



Providing Higher Quality

"Surgical hospitals are an integral part of the future," West said. "They represent a lower cost model than general acute care hospitals and, in such a setting, we can provide higher quality care and better service."

Rothman physicians are in an enviable position. Through Thomas Jefferson Hospital, where the Institute has been based for more than 40 years, they are affiliated with a major teaching institution and serve as the Department of Orthopaedics. Rothman doctors also oversee the university's residency and fellowship programs, which now include rotations in the Bensalem facility.

"It's the best of both worlds," Mike West concluded. "We enjoy all the benefits of being in private practice and going into markets where we think we can be successful, as well as all the benefits on the university side of teaching and research."

THOMSON REUTERS 15 TOP HEALTH SYSTEMS 2012

THOMSON REUTERS 100 TOP HOSPITALS 2011


Emergency Medicine
HEALTHGRADES
2012
Excellence Award

Prime Healthcare Ranks Among The Nation's Top 15 Health Systems

One of Medical Properties Trust's longest-standing hospital operators, Prime Healthcare Services, Inc., has been ranked among the nation's Top 15 Health Systems in an independent study conducted by Thomson Reuters, a leading independent source of information on clinical performance, hospital efficiency and patient satisfaction.

This marks the second time in four years that Prime Healthcare has earned such a coveted national distinction. In 2009, Thomson Reuters recognized the Ontario, California-based company as a Top 10 Health System in its inaugural study of systems across the country.

Prime is one of only 11 systems around the nation to have been recognized more than once, including such luminaries as Banner Health, Kettering Health Network and the Mayo Foundation.

"Prime is a consistently high performer," said Lou Cohen of MPT's underwriting department, who has followed the company's progress since MPT first invested in a Prime facility in 2004, MPT's first year of operation.

Eight Prime hospitals claimed HealthGrades' "Emergency Medicine Excellence Award" for 2012, including six owned by MPT.





Nationally Ranked for Quality of Care and Efficiency

"They have not only demonstrated a strong commitment to quality and efficiency, they have done so year after year," Cohen noted.

Among 321 health systems, 2,194 hospitals and more than eight million patient discharges examined in the study, Prime Healthcare achieved the lowest mortality index, the second lowest medical complications rate and the highest patient safety index. The company also ranked high in virtually every other category.

Thomson Reuter's voluminous study included almost every U.S. system with two or more acute-care hospitals. Thirteen Prime hospitals were rated, and of those, Medical Properties Trust owns the real estate of nine.

Prime's West Anaheim Medical Center was cited in 2011 by Thomson Reuters as one of the nation's "Top 100 Hospitals," making the hospital a repeat winner.

Also Achieving Excellence in Emergency Medicine

For 2012, eight Prime hospitals have been ranked among the nation's top 5 percent of emergency rooms by HealthGrades, another well-respected, independent source of healthcare quality metrics. HealthGrades analyzed more than seven million Medicare patient records to determine the best performers.

Six of the eight Prime winners of "HealthGrades' Emergency Medicine Excellence Award" are part of MPT's portfolio.

Prime founder Prem Reddy, MD, a board certified internist and cardiologist, is a leader in the evolution of efficient emergency care, bringing business metrics to bear. Patient-centered goals, such as getting people seen by a physician in well under an hour and released or admitted in under two hours have helped drive quality higher for a dozen years – not just in the emergency department, but throughout Prime's 16 facilities.

During the first quarter of 2011, Medical Properties Trust invested $70 million in the 306-bed Alvarado Hospital, Prime Healthcare's second facility in the San Diego area.

"We have enjoyed an excellent relationship with Medical Properties Trust," said Dr. Reddy. "MPT understood and supported our business model long before others did. And we have established a very high level of mutual trust and respect."



BAYONNE MEDICAL CENTER

"All of our quality metrics have improved dramatically."

Reclaiming a Community Asset

Making healthcare more efficient and affordable means ensuring that hospitals remain economically viable – not just as centers for healing and wellness – but as the bedrock for community stability and growth.

"Look at a hospital in any community, and you see that it drives everything," said Dan Kane, former CEO of Bayonne Medical Center in New Jersey, who guided the 278-bed facility from not-for-profit to for-profit status.

"At Bayonne, we have 900 employees, each representing families. More than 70 percent of those who work here, live here," he noted.

"Imagine if they lost their jobs and couldn't pay their mortgages, or couldn't buy from local retailers – what a vicious cycle that would be."

The New Jersey Hospital Association's (NJHA) studies gauging the economic impact of Bayonne Medical Center now range well above $200 million – *per year*, said Kane, who remains a consultant to the hospital after turning the reins over to his successor.

Becoming a Destination Hospital for Excellent Care

"This hospital has improved greatly since the new owners took over in 2008," said Mark Spektor, DO, the former head of Bayonne's emergency department, who became CEO in February. "All of our quality metrics have improved dramatically."

Over the last three quarters, Bayonne has ranked in the top 10 to 25 percent of all hospitals in New Jersey in quality, he noted.

The hospital has invested hundreds of thousands of dollars in personnel to manage patients more effectively, adding nurse practitioners on every floor to work with primary care physicians.

"When we started the program, our length of stay was running around seven days. Now, we are averaging 5.3 days," the CEO said. And people are seeing the results.

"Look at a hospital in any community, and you see it drives everything."

"We're the only cancer program in Hudson County accredited by the American College of Surgeons. Our GI endoscopy program has been rated among the best by the American Society of Gastrointestinal Enterology, and, for the third consecutive year, HealthGrades has ranked Bayonne Medical Center among the top 10 percent in the nation for general surgery," Spektor noted.

The physician/CEO also cited other improvements:

- *Renovations, new equipment and new physicians in cardiology;*
- *Surgical unit improvements including recognition from the NJHA's Institute for Quality and Patient Safety for "reducing bloodstream infections to zero for twelve months or greater;"*
- *A recently launched state-of-the-art radiation oncology program; and*
- *A multi-million dollar electronic medical records system slated for May 2012.*



"All of these programs are being built to our specifications to help us manage quality," Dr. Spektor explained. "We want to be known as a destination hospital for excellent quality care."

"This hospital came so close to closing," observed Dan Kane. "Now, everyone is thrilled that it's still here. Before, the medical staff was concerned about what becoming a for-profit hospital would mean."

At the Christmas party packed with staff members last December, a physician pulled Kane aside and asked, "Do you know why this place is mobbed? It's because you and the new owners did everything you said you were going to do," he said. "You have made this hospital so much better."

And much more viable for the future.

CURRENT PORTFOLIO

As of March 1, 2012, Medical Properties Trust's portfolio included 78 facilities in 24 states representing an investment of approximately $2.1 billion.

Investing in the Future of Healthcare

Medical Properties Trust provides stockholders an opportunity to earn attractive returns from profitable hospital facilities across the nation and participate in the continuing growth of the largest sector of the U.S. economy.




MPT Facilities
Corporate Headquarters

Arizona

Cornerstone Hospital of Southeast Arizona
Tucson, Arizona

Florence Hospital at Anthem
Florence, Arizona

Gilbert Hospital
Gilbert, Arizona

Mountain Valley Regional Rehabilitation Hospital
Prescott Valley, Arizona

Arkansas

HealthSouth Rehabilitation Hospital of Fayetteville
Fayetteville, Arkansas

California

Alvarado Hospital
San Diego, California

Chino Valley Medical Center
Chino, California

Desert Valley Hospital
Victorville, California

Garden Grove Medical Center and Medical Office Building
Garden Grove, California

Huntington Beach Hospital
Huntington Beach, California

La Palma Intercommunity Hospital
La Palma, California

Northern California Rehabilitation Hospital
Redding, California

Paradise Valley Hospital
San Diego, California

San Dimas Community Hospital and Medical Office Building
San Dimas, California

Shasta Regional Medical Center
Redding, California

West Anaheim Medical Center
Anaheim, California

Colorado

North Valley Rehabilitation Hospital
Thornton, Colorado

Northern Colorodo Long Term Acute Hospital
Johnstown, Colorado

Northern Colorodo Rehabilitation Hospital
Johnstown, Colorado

Connecticut

Healthtrax Wellness Center
Bristol, Connecticut

Healthtrax Wellness Center
Enfield, Connecticut

Healthtrax Wellness Center
Newington, Connecticut

Florida

Sunrise Rehabilitation Hospital
Fort Lauderdale, Florida

Idaho

Mountain View Hospital
Idaho Falls, Idaho

Northern Idaho Advanced Care Hospital
Post Falls, Idaho

Southwest Idaho Advanced Care Hospital
Boise, Idaho

Indiana

Monroe Hospital
Bloomington, Indiana

Kansas

Wesley Rehabilitation Hospital
Wichita, Kansas

Louisiana

AMG Specialty Hospital
Denham Springs, Louisiana

Cornerstone Hospital of Bossier City
Bossier City, Louisiana

North Shore Specialty Hospital
Covington, Louisiana

Massachusetts

Healthtrax Wellness Center
West Springfield, Massachusetts

New Bedford Rehabilitation Hospital
New Bedford, MassachusettS

Michigan

Vibra Hospital of Southeastern Michigan
Lincoln Park, Michigan

Missouri

Kindred Hospital Northland
Kansas City, Missouri

Poplar Bluff Medical Center – North
Poplar Bluff, Missouri

Montana

Advanced Care Hospital of Montana
Billings, Montana

New Jersey

Bayonne Medical Center
Bayonne, New Jersey

Hoboken University Medical Center
Hoboken, New Jersey

New Mexico

Advanced Care Hospital of Southern New Mexico
Las Cruces, New Mexico

Rehabilitation Hospital of Southern New Mexico
Las Cruces, New Mexico

Oregon

Vibra Specialty Hospital of Portland
Portland, Oregon

Pennsylvania

Rothman Specialty Hospital
Bensalem Township, Pennsylvania

Rhode Island

Healthtrax Wellness Center
East Providence, Rhode Island

Healthtrax Wellness Center
Warwick, Rhode Island

South Carolina

Chesterfield General Hospital
Cheraw, South Carolina

Greenwood Regional Rehabilitation Hospital
Greenwood, South Carolina

Marlboro Park Hospital
Bennettsville, South Carolina

Texas

Atrium Medical Center
Corinth, Texas

Cornerstone Hospital of Houston – Clear Lake
Webster, Texas

Emerus Hospitals
San Antonio, Texas

Hill Regional Hospital
Hillsboro, Texas

Kindred Hospital Clear Lake
Webster, Texas

Kindred Hospital Tomball
Tomball, Texas

Laredo Specialty Hospital
Laredo, Texas

LifeCare Hospitals of Dallas
Dallas, Texas

Mesquite Rehabilitation Institute
Mesquite, Texas

Mesquite Specialty Hospital
Mesquite, Texas

New Braunfels Regional Rehabilitation Hospital
New Braunfels, Texas

North Cypress Medical Center
Houston, Texas

Reliant Rehabilitation Hospital Central Texas
Round Rock, Texas

Reliant Rehabilitation Hospital North Houston
Shenandoah, Texas

Reliant Rehabilitation Hospital North Texas
Richardson, Texas

River Oaks Medical Center
Houston, Texas

South Texas Rehabilitation Hospital
Brownsville, Texas

Vibra Specialty Hospital of Desoto
Desoto, Texas

Warm Springs Rehabilitation Hospital of San Antonio
San Antonio, Texas

Warm Springs Specialty Hospital of Luling
Luling, Texas

Warm Springs Specialty Hospital of New Braunfels
New Braunfels, Texas

Warm Springs Specialty Hospital of Victoria
Victoria, Texas

Utah

Pioneer Valley Hospital
West Valley City, Utah

Utah Valley Specialty Hospital
Provo, Utah

Virginia

HealthSouth Rehabilitation Hospital of Petersburg
Petersburg, Virginia

Wyoming

Elkhorn Valley Rehabilitation Hospial
Casper, Wyoming

Investments by Type:




47% Acute Care Hospitals
25% Long-Term Acute Care Hospitals
19% Inpatient Rehabilitation Hospitals
7% Non Real Estate Assets
1% Medical Office Buildings
1% Other

Number of Facilities by State:




4 Arizona
1 Arkansas
13 California
3 Colorado
3 Connecticut
1 Florida
3 Idaho
1 Indiana
1 Kansas
3 Louisiana
2 Massachusetts
1 Michigan
2 Missouri
1 Montana
2 New Jersey
2 New Mexico
1 Oregon
1 Pennsylvania
2 Rhode Island
3 South Carolina
24 Texas
2 Utah
1 Virginia
1 Wyoming

Selected Financial Data

The following table sets forth selected financial and operating information on a historical basis for each of the five years ended December 31:

[In Thousands, except per share amounts]	For the Year Ended December 31, 2011[1]	For the Year Ended December 31, 2010[1]	For the Year Ended December 31, 2009[1]	For the Year Ended December 31, 2008[1]	For the Year Ended December 31, 2007[1]
OPERATING DATA					
Total revenue	$ 143,319	$ 117,197	$ 114,038	$ 102,995	$ 74,981
Depreciation and amortization	(32,901)	(22,830)	(21,588)	(21,606)	(8,898)
Property-related and general and administrative expenses	(32,493)	(32,933)	(24,897)	(23,754)	(15,668)
Impairment charge	(564)	(12,000)	—	—	—
Interest and other income	96	1,518	43	86	363
Debt refinancing costs	(14,214)	(6,716)	—	—	—
Interest expense	(43,812)	(33,988)	(37,651)	(42,405)	(29,503)
Income from continuing operations	19,431	10,248	29,945	15,316	21,275
Income from discontinued operations	7,283	12,764	6,422	17,417	18,975
Net income	26,714	23,012	36,367	32,733	40,250
Net income attributable to non-controlling interests	(178)	(99)	(37)	(33)	(304)
Net income attributable to MPT common stockholders	$ 26,536	$ 22,913	$ 36,330	$ 32,700	$ 39,946
Income from continuing operations attributable to MPT common stockholders per diluted share	$ 0.16	$ 0.09	$ 0.37	$ 0.22	$ 0.41
Income from discontinued operations attributable to MPT common stockholders per diluted share	0.07	0.13	0.08	0.28	0.39
Net income attributable to MPT common stockholders per diluted share	$ 0.23	$ 0.22	$ 0.45	$ 0.50	$ 0.80
Weighted average number of common shares — diluted	110,629	100,708	78,117	62,035	47,805
OTHER DATA					
Dividends declared per common share	$ 0.80	$ 0.80	$ 0.80	$ 1.01	$ 1.08
BALANCE SHEET DATA	**December 31, 2011[1]**	**December 31, 2010[1]**	**December 31, 2009[1]**	**December 31, 2008[1]**	**December 31, 2007[1]**
Real estate assets — at cost	$ 1,275,399	$ 1,028,062	$ 973,620	$ 990,937	$ 647,891
Other loans and investments	239,839	215,985	311,006	293,523	265,758
Cash and equivalents	102,726	98,408	15,307	11,748	94,215
Total assets	1,621,874	1,348,814	1,309,898	1,311,373	1,051,652
Debt, net	689,849	369,970	576,678	630,557	474,388
Other liabilities	103,210	79,268	61,645	54,473	57,937
Total Medical Properties Trust, Inc. Stockholders' Equity	828,815	899,462	671,445	626,100	519,250
Non-controlling interests	—	114	130	243	77
Total equity	828,815	899,576	671,575	626,343	519,327
Total liabilities and equity	1,621,874	1,348,814	1,309,898	1,311,373	1,051,652

(1) We invested $298.7 million, $158.4 million, $15.6 million, $469.5 million, and $342.0 million in real estate in 2011, 2010, 2009, 2008, and 2007, respectively. The results of operations resulting from these investments are reflected in our consolidated financial statements from the dates invested. See Note 3 to the consolidated financial statements included in this Annual Report for further information on acquisitions of real estate, new loans, and other investments. We funded these investments generally from issuing common stock, utilizing additional amounts of our revolving facility, incurring additional debt, or from the sale of facilities. See Notes 4, 9, and 11, to the consolidated financial statements included in this Annual Report for further information regarding our debt, common stock and discontinued operations, respectively.

Reconciliation of Non-GAAP Financial Measures

The following table presents a reconciliation of Adjusted Funds from Operations - AFFO to net income attributable to MPT common stockholders (amounts in thousands except per share data):

	For the Years Ended December 31,		
	2011	2010	2009
Net income attributable to MPT common stockholders	$ 26,536	$ 22,913	$ 36,330
Participating securities' share in earnings	(1,090)	(1,254)	(1,506)
Net income, less participating securities' share in earnings	$ 25,446	$ 21,659	$ 34,824
Depreciation and amortization			
Continuing operations	32,901	22,830	21,588
Discontinued operations	1,808	3,008	4,307
Gain on sale of real estate	(5,431)	(10,566)	(278)
Real estate imparment charge	564	—	—
Funds from operations	$ 55,288	$ 36,931	$ 60,441
Write-off straight-line rent	2,471	3,694	1,078
Acquisition costs	4,184	2,026	—
Debt refinancing costs	14,214	6,716	—
Executive severance	—	2,830	—
Loan impairment charge	—	12,000	—
Write-off of other receivables	1,846	2,400	—
Normalized funds from operations	$ 78,003	$ 66,597	$ 61,519
Share-based compensation	6,983	5,695	5,489
Debt costs amortization	3,538	4,722	5,653
Additional rent received in advance	(1,200)	9,400	—
Straight-line rent revenue	(7,353)	(4,931)	(9,504)
Adjusted funds from operations - AFFO	$ 79,971	$ 81,483	$ 63,157

Per diluted share data:	For the Years Ended December 31,		
	2011	2010	2009
Net income, less participating securities' share in earnings	$ 0.23	$ 0.22	$ 0.45
Depreciation and amortization			
Continuing operations	0.30	0.22	0.28
Discontinued operations	0.02	0.03	0.04
Gain on sale of real estate	(0.05)	(0.10)	—
Real estate impairment charge	—	—	—
Funds from operations - FFO	$ 0.50	$ 0.37	$ 0.77
Write-off of straight-line rent	0.02	0.03	0.02
Acquisition costs	0.04	0.02	—
Debt refinancing costs	0.13	0.07	—
Executive severance	—	0.03	—
Loan impairment charge	—	0.12	—
Write off of other receivables	0.02	0.02	—
Normalized funds from operations	$ 0.71	$ 0.66	$ 0.79
Share-based compensation	0.06	0.06	0.07
Debt costs amortization	0.03	0.05	0.07
Additional rent received in advance	(0.01)	0.09	—
Straight-line rent revenue	(0.07)	(0.05)	(0.12)
Adjusted funds from operations - AFFO	$ 0.72	$ 0.81	$ 0.81

Funds from operations, or FFO, represents net income (computed in accordance with generally accepted accounting principles ("GAAP")), excluding gains (or losses) from sales of property and impairment charges on real estate assets, plus real estate related depreciation and amortization (excluding amortization of loan origination costs) and after adjustments for unconsolidated partnerships and joint ventures. Management considers funds from operations a useful additional measure of performance for an equity REIT because it facilitates an understanding of the operating performance of our properties without giving effect to real estate depreciation and amortization, which assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, we believe that funds from operations provides a meaningful supplemental indication of our performance. We compute funds from operations in accordance with standards established by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT, in its March 1995 White Paper (as amended in November 1999 and April 2002), which may differ from the methodology for calculating funds from operations utilized by other equity REITs and, accordingly, may not be comparable to such other REITs. FFO does not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. Funds from operations should not be considered as an alternative to net income (loss) (computed in accordance with GAAP) as indicators of our financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of our liquidity.

We calculate adjusted funds from operations, or AFFO, by subtracting from or adding to normalized FFO (i) straight-line rent revenue, (ii) non-cash share-based compensation expense, and (iii) amortization of deferred financing costs. AFFO is an operating measurement that we use to analyze our results of operations based on the receipt, rather than the accrual, of our rental revenue and on certain other adjustments. We believe that this is an important measurement because our leases generally have significant contractual escalations of base rents and therefore result in recognition of rental income that is not collected until future periods, and costs that are deferred or are non-cash charges. Our calculation of AFFO may not be comparable to AFFO or similarly titled measures reported by other REITs. AFFO should not be considered as an alternative to net income (calculated pursuant to GAAP) as an indicator of our results of operations or to cash flow from operating activities (calculated pursuant to GAAP) as an indicator of our liquidity.

Quantum Leap

Nine years after founding the company, Medical Properties Trust's mature management team continues to nurture the company on the core principals of their original business plan.

"We invest in well-run hospitals. Such hospitals do well in good years and bad. Our portfolio is stronger than ever, and our lease coverages are excellent." That's the core message of this eighth annual report.

Following another year of peak performance in 2011, when an aggressive acquisition goal of $300 million was exceeded, Medical Properties Trust continued to climb higher, completing a $400 million transaction with a single operator on February 29th, 2012.


MPT
Medical Properties Trust

From left: R. Steven Hamner, Executive Vice President & CFO;
Edward K. Aldag, Jr., Chairman, President & CEO;
Emmett E. McLean, Executive Vice President & COO.


MPT


MPT

Forward-Looking Statements

This annual report contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "believe," "expect," "may," "potential," "anticipate," "estimate," "plan," "will," "could," "should," "intend" and variations of such words and similar expressions are intended to identify such forward-looking statements, which include, but are not limited to, statements concerning possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results or future performance, achievements or transactions or events to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, the following:

- the possibility that the anticipated benefits from acquisitions (including Ernest Acquisition) will take longer to realize than expected or will not be realized at all;
- national and local economic, business, real estate and other market conditions;
- the competitive environment in which we operate;
- the execution of our business plan;
- financing risks;
- acquisition and development risks;
- potential environmental, contingencies, and other liabilities;
- other factors affecting the real estate industry generally or the healthcare real estate industry in particular;
- our ability to maintain our status as a REIT for federal and state income tax purposes;
- our ability to attract and retain qualified personnel;
- federal and state healthcare and other regulatory requirements; and
- the continuing impact of the recent economic recession, which may have a negative effect on the following, among other things:
  - the financial condition of our tenants, our lenders and institutions that hold our cash balances, which may expose us to increased risks of default by these parties;
  - our ability to obtain equity or debt financing on attractive terms or at all, which may adversely impact our ability to pursue acquisition and development opportunities and refinance existing debt and our future interest expense; and
  - the value of our real estate assets, which may limit our ability to dispose of assets at attractive prices or obtain or maintain debt financing secured by our properties or on an unsecured basis.

For further discussion of the factors that could affect outcomes, please refer to the "Risk factors" section of our Form 10-K for the year ended December 31, 2011.

Except as otherwise required by the federal securities laws, we undertake no obligation to update the information in this annual report.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Medical Properties Trust, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a) present fairly, in all material respects, the financial position of Medical Properties Trust, Inc. and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the index appearing under Item 15(a) present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedules, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Birmingham, Alabama
February 29, 2012

Medical Properties Trust, Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31, 2011	December 31, 2010
	(Amounts in thousands, except for per share data)	
ASSETS		
Real estate assets		
Land	$ 111,309	$ 91,604
Buildings and improvements	1,079,787	858,571
Construction in progress and other	30,903	6,730
Intangible lease assets	53,400	33,643
Mortgage loans	165,000	165,000
Real estate held for sale	—	37,514
Gross investment in real estate assets	1,440,399	1,193,062
Accumulated depreciation	(93,430)	(64,946)
Accumulated amortization	(10,307)	(6,841)
Net investment in real estate assets	1,336,662	1,121,275
Cash and cash equivalents	102,726	98,408
Interest and rent receivables	29,862	26,176
Straight-line rent receivables	33,993	28,912
Other loans	74,839	50,985
Other assets	43,792	23,058
Total Assets	**$ 1,621,874**	**$ 1,348,814**
LIABILITIES AND EQUITY		
Liabilities		
Debt, net	$ 689,849	$ 369,970
Accounts payable and accrued expenses	51,125	35,974
Deferred revenue	23,307	23,137
Lease deposits and other obligations to tenants	28,778	20,157
Total liabilities	793,059	449,238
Commitments and Contingencies		
Equity		
Preferred stock, $0.001 par value. Authorized 10,000 shares; no shares outstanding	—	—
Common stock, $0.001 par value. Authorized 150,000 shares; issued and outstanding — 110,786 shares at December 31, 2011 and 110,225 shares at December 31, 2010	111	110
Additional paid-in capital	1,055,256	1,051,785
Distributions in excess of net income	(214,059)	(148,530)
Accumulated other comprehensive loss	(12,231)	(3,641)
Treasury shares, at cost	(262)	(262)
Total Medical Properties Trust, Inc. stockholders' equity	828,815	899,462
Non-controlling interests	—	114
Total Equity	828,815	899,576
Total Liabilities and Equity	**$ 1,621,874**	**$ 1,348,814**

See accompanying notes to consolidated financial statements.

MEDICAL PROPERTIES TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31,		
	2011	2010	2009
	(Amounts in thousands, except for per share data)		
Revenues			
Rent billed	$ 116,035	$ 88,487	$ 77,871
Straight-line rent	5,794	1,933	8,038
Interest and fee income	21,490	26,777	28,129
Total revenues	143,319	117,197	114,038
Expenses			
Real estate depreciation and amortization	32,901	22,830	21,588
Impairment charge	564	12,000	–
Property-related	1,090	4,398	3,801
Acquisition expenses	4,184	2,026	–
General and administrative	27,219	26,509	21,096
Total operating expense	65,958	67,763	46,485
Operating income	77,361	49,434	67,553
Other income (expense)			
Interest and other income	96	1,518	43
Debt refiniancing costs	(14,214)	(6,716)	–
Interest expense	(43,812)	(33,988)	(37,651)
Net other expenses	(57,930)	(39,186)	(37,608)
Income from continuing operations	19,431	10,248	29,945
Income from discontinued operations	7,283	12,764	6,422
Net income	26,714	23,012	36,367
Net income attributable to non-controlling interests	(178)	(99)	(37)
Net income attributable to MPT common stockholders	**$ 26,536**	**$ 22,913**	**$ 36,330**
Earnings per share — basic			
Income from continuing operations attributable to MPT common stockholders	$ 0.16	$ 0.09	$ 0.37
Income from discontinued operations attributable to MPT common stockholders	0.07	0.13	0.08
Net income attributable to MPT common stockholders	**$ 0.23**	**$ 0.22**	**$ 0.45**
Weighted average shares outstanding — basic	**110,623**	**100,706**	**78,117**
Earnings per share — diluted			
Income from continuing operations attributable to MPT common stockholders	$ 0.16	$ 0.09	$ 0.37
Income from discontinued operations attributable to MPT common stockholders	0.07	0.13	0.08
Net income attributable to MPT common stockholders	**$ 0.23**	**$ 0.22**	**$ 0.45**
Weighted average shares outstanding — diluted	**110,629**	**100,708**	**78,117**

See accompanying notes to consolidated financial statements.

Medical Properties Trust, Inc. and Subsidiaries
Consolidated Statements of Equity
For the Years Ended December 31, 2011, 2010 and 2009

	Preferred		Common		Additional	Distributions in	Accumulated Other	Treasury	Non-Controlling	
	Shares	Par Value	Shares	Par Value	Paid-in Capital	Excess of Net Income	Comprehensive Loss	Stock	Interests	Total Equity
	(Amounts in thousands, except for per share data)									
Balance at December 31, 2008	—	$ —	65,056	$ 65	$ 686,238	$ (59,941)	$ —	$ (262)	$ 243	$ 626,343
Comprehensive income:										
Net income	—	—	—	—	—	36,330	—	—	37	36,367
Comprehensive income	—	—	—	—	—	36,330	—	—	37	36,367
Deferred stock units issued to directors	—	—	52	1	5	(4)	—	—	—	2
Stock vesting and amortization of stock-based compensation	—	—	246	—	5,488	—	—	—	—	5,488
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(150)	(150)
Proceeds from offering (net of offering costs)	—	—	13,371	13	67,990	—	—	—	—	68,003
Dividends declared ($0.80 per common share)	—	—	—	—	—	(64,478)	—	—	—	(64,478)
Balance at December 31, 2009	—	$ —	78,725	$ 79	$ 759,721	$ (88,093)	$ —	$ (262)	$ 130	$ 671,575
Comprehensive income:										
Net income	—	—	—	—	—	22,913	—	—	99	23,012
Unrealized loss on interest rate swaps	—	—	—	—	—	—	(3,641)	—	—	(3,641)
Comprehensive income	—	—	—	—	—	22,913	(3,641)	—	99	19,371
Stock vesting and amortization of stock-based compensation	—	—	700	—	6,616	—	—	—	—	6,616
Proceeds from offering (net of offering costs)	—	—	30,800	31	288,035	—	—	—	—	288,066
Extinguishment of convertible debt	—	—	—	—	(2,587)	—	—	—	—	(2,587)
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(115)	(115)
Dividends declared ($0.80 per common share)	—	—	—	—	—	(83,350)	—	—	—	(83,350)
Balance at December 31, 2010	—	$ —	110,225	$ 110	$ 1,051,785	$ (148,530)	$ (3,641)	$ (262)	$ 114	$ 899,576
Comprehensive income:										
Net income	—	—	—	—	—	26,536	—	—	178	26,714
Unrealized loss on interest rate swaps	—	—	—	—	—	—	(8,590)	—	—	(8,590)
Comprehensive income	—	—	—	—	—	26,536	(8,590)	—	178	18,124
Stock vesting and amortization of stock-based compensation	—	—	561	1	6,982	—	—	—	—	6,983
Extinguishment of convertible debt	—	—	—	—	(3,070)	(2,431)	—	—	—	(5,501)
Purchase of non-controlling interest	—	—	—	—	(441)	—	—	—	(83)	(524)
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(209)	(209)
Dividends declared ($0.80 per common share)	—	—	—	—	—	(89,634)	—	—	—	(89,634)
Balance at December 31, 2011	—	$ —	110,786	$ 111	$ 1,055,256	$ (214,059)	$ (12,231)	$ (262)	$ —	$ 828,815

See accompanying notes to consolidated financial statements.

Medical Properties Trust, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	For the Years Ended December 31,		
	2011	2010	2009
	(Amounts in thousands)		
Operating activities			
Net income	$ 26,714	$ 23,012	$ 36,367
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	35,477	26,312	26,309
Amortization and write-off of deferred financing costs and debt discount	9,289	6,110	5,824
Premium on extinguishment of debt	13,091	3,833	—
Straight-line rent revenue	(7,142)	(4,932)	(9,536)
Share-based compensation expense	6,983	6,616	5,488
(Gain) loss from sale of real estate	(5,431)	(10,566)	(278)
Provision for uncollectible receivables and loans	1,499	14,400	—
Straight-line rent write-off	2,470	3,694	1,111
Payment of discount on extinguishment of debt	(4,850)	(7,324)	—
Other adjustments	1,622	(30)	(1,167)
Decrease (increase) in:			
Interest and rent receivable	(6,118)	(5,490)	(2,433)
Other assets	142	(566)	126
Accounts payable and accrued expenses	5,354	(3,177)	1,700
Deferred revenue	170	8,745	(760)
Net cash provided by operating activities	79,270	60,637	62,751
Investing activities			
Real estate acquired	(246,511)	(137,808)	(421)
Proceeds from sale of real estate	41,130	97,669	15,000
Principal received on loans receivable	4,289	90,486	4,305
Investment in loans receivable	(28,144)	(11,637)	(23,243)
Construction in progress	(22,999)	(6,638)	—
Other investments, net	(13,386)	(9,291)	(7,777)
Net cash (used for) provided by investing activities	(265,621)	22,781	(12,136)

Medical Properties Trust, Inc. and Subsidiaries
Consolidated Statements of Cash Flows (Continued)

	For the Years Ended December 31,		
	2011	2010	2009
	(Amounts in thousands)		
Financing activities			
Proceeds from term debt, net of discount	450,000	148,500	—
Payments of term debt	(246,262)	(216,765)	(1,232)
Payment of deferred financing costs	(15,454)	(6,796)	232
Revolving credit facilities, net	89,600	(137,200)	(55,800)
Distributions paid	(89,601)	(77,087)	(61,649)
Lease deposits and other obligations to tenants	8,621	3,667	3,390
Proceeds from sale of common shares, net of offering costs	—	288,066	68,003
Other	(6,235)	(2,702)	—
Net cash provided by (used in) financing activities	190,669	(317)	(47,056)
Increase in cash and cash equivalents for the year	4,318	83,101	3,559
Cash and cash equivalents at beginning of year	98,408	15,307	11,748
Cash and cash equivalents at end of year	**$ 102,726**	**$ 98,408**	**$ 15,307**
Interest paid, including capitalized interest of $896 in 2011, $63 in 2010, and $ — in 2009	$ 38,463	$ 29,679	$ 33,272
Supplemental schedule of non-cash investing activities:			
Real estate acquired via assumption of mortgage loan	$ (14,592)	$ —	$ —
Supplemental schedule of non-cash financing activities:	$ 14,592	$ —	$ —
Assumption of mortgage loan (as part of real estate acquired)	22,407	22,374	16,110
Dividends declared, not paid			

See accompanying notes to consolidated financial statements.

1. Organization

Medical Properties Trust, Inc., a Maryland corporation, was formed on August 27, 2003 under the General Corporation Law of Maryland for the purpose of engaging in the business of investing in, owning, and leasing commercial real estate. Our operating partnership subsidiary, MPT Operating Partnership, L.P. (the "Operating Partnership"), through which we conduct all of our operations, was formed in September 2003. Through another wholly-owned subsidiary, Medical Properties Trust, LLC, we are the sole general partner of the Operating Partnership. At present, we directly own substantially all of the limited partnership interests in the Operating Partnership. MPT Finance Corporation is a wholly owned subsidiary of the Operating Partnership and was formed for the sole purpose of being a co-issuer of some of the Operating Partnership's indebtedness. MPT Finance Corporation has no substantive assets or operations.

Our primary business strategy is to acquire and develop real estate and improvements, primarily for long term lease to providers of healthcare services such as operators of general acute care hospitals, inpatient physical rehabilitation hospitals, long-term acute care hospitals, surgery centers, centers for treatment of specific conditions such as cardiac, pulmonary, cancer, and neurological hospitals, and other healthcare-oriented facilities. We also make mortgage and other loans to operators of similar facilities. In addition, we may obtain profits interest in our tenants, from time to time, in order to enhance our overall return. We manage our business as a single business segment.

2. Summary of Significant Accounting Policies

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation: Property holding entities and other subsidiaries of which we own 100% of the equity or have a controlling financial interest evidenced by ownership of a majority voting interest are consolidated. All inter-company balances and transactions are eliminated. For entities in which we own less than 100% of the equity interest, we consolidate the property if we have the direct or indirect ability to control the entities' activities based upon the terms of the respective entities' ownership agreements. For these entities, we record a non-controlling interest representing equity held by non-controlling interests.

We continually evaluate all of our transactions and investments to determine if they represent variable interests in a variable interest entity ("VIE"). If we determine that we have a variable interest in a VIE, we then evaluate if we are the primary beneficiary of the VIE. The evaluation is a qualitative assessment as to whether we have the ability to direct the activities of a VIE that most significantly impact the entity's economic performance. We consolidate each VIE in which we, by virtue of or transactions with our investments in the entity, are considered to be the primary beneficiary. At December 31, 2011, we had loans and/or equity investments in certain VIEs, which are also tenants of our facilities (including but not limited to Monroe and Vibra). We have determined that we are not the primary beneficiary of these VIEs. The carrying value and classification of the related assets and maximum exposure to loss as a result of our involvement with these VIEs are presented below at December 31, 2011 (in thousands):

VIE Type	Maximum Loss Exposure(1)	Asset Type Classification	Carrying Amount(2)
Loans, net	$ 63,285	Other loans	$ 39,552
Equity investments	$ 12,888	Other assets	$ 2,751

(1) Our maximum loss exposure related to loans with VIEs represents our current aggregate gross carrying value of the loan plus accrued interest and any other related assets (such as rents receivable), less any liabilities. Our maximum loss exposure related to our equity investment in VIEs represent the current carrying values of such investment plus any other related assets (such as rent receivables) less any liabilities.
(2) Carrying amount reflects the net book value of our loan or equity interest only in the VIE.

For the VIE types above, we do not consolidate the VIE because we do not have the ability to control the activities (such as the day-to-day healthcare operations of our borrower or investee) that most significantly impact the VIE's economic performance. As of December 31, 2011, we were not required to provide, financial support through a liquidity arrangement or otherwise, to our unconsolidated VIEs, including circumstances in which it could be exposed to further losses (e.g., cash short falls).

Typically, our loans are collateralized by assets of the borrower (some assets of which are on the premises of facilities owned by us) and further supported by limited guarantees made by certain principals of the borrower.

See Note 3 for additional description of the nature, purpose and activities of our more significant VIEs and interests therein.

Investments in Unconsolidated Entities: Investments in entities in which we have the ability to influence (but not control) are accounted for by the equity method. Under the equity method of accounting, our share of the investee's earnings or losses are included in our consolidated results of operations. The initial carrying value of investments in unconsolidated entities is based on the amount paid to purchase the interest in the investee entity. To the extent that our cost basis is different from the basis reflected at the investee entity level, the basis difference is generally amortized over the lives of the related assets and liabilities, and such amortization is included in our share of equity in earnings of the investee. We evaluate our equity method investments for impairment based upon a comparison of the fair value of the equity method investment to its carrying value. If we determine a decline in the fair value of an investment in an unconsolidated investee entity below its carrying value is other—than—temporary, an impairment is recorded.

Cash and Cash Equivalents: Certificates of deposit, short-term investments with original maturities of three months or less and money-market mutual funds are considered cash equivalents. The majority of our cash and cash equivalents are held at major commercial banks which at times may exceed the Federal Deposit Insurance Corporation limit. We have not experienced any losses to date on our invested cash. Cash and cash equivalents which have been restricted as to its use are recorded in other assets.

Revenue Recognition: We receive income from operating leases based on the fixed, minimum required rents (base rents) per the lease agreements. Rent revenue from base rents is recorded on the straight-line method over the terms of the related lease agreements for new leases and the remaining terms of existing leases for acquired properties. The straight-line method records the periodic average amount of base rent earned over the term of a lease, taking into account contractual rent increases over the lease term. The straight-line method typically has the effect of recording more rent revenue from a lease than a tenant is required to pay early in the term of the lease. During the later parts of a lease term, this effect reverses with less rent revenue recorded than a tenant is required to pay. Rent revenue as recorded on the straight-line method in the consolidated statements of income is presented as two amounts: billed rent revenue and straight-line revenue. Billed rent revenue is the amount of base rent actually billed to the customer each period as required by the lease. Straight-line rent revenue is the difference between rent revenue earned based on the straight-line method and the amount recorded as billed rent revenue. We record the difference between base rent revenues earned and amounts due per the respective lease agreements, as applicable, as an increase or decrease to straight-line rent receivable.

Certain leases provide for additional rents contingent upon a percentage of the tenant revenue in excess of specified base amounts/thresholds (percentage rents). Percentage rents are recognized in the period in which revenue thresholds are met. Rental payments received prior to their recognition as income are classified as deferred revenue. We may also receive additional rent (contingent rent) under some leases when the U.S. Department of Labor consumer price index exceeds the annual minimum percentage increase in the lease. Contingent rents are recorded as billed rent revenue in the period earned.

In instances where we have a profits interest in our tenant's operations, we record revenue equal to our percentage interest of the tenant's profits, as defined in the lease or tenant's operating agreements, once annual thresholds, if any, are met.

We begin recording base rent income from our development projects when the lessee takes physical possession of the facility, which may be different from the stated start date of the lease. Also, during construction of our development projects, we are generally entitled to accrue rent based on the cost paid during the construction period (construction period rent). We accrue construction period rent as a receivable and deferred revenue during the construction period. When the lessee takes physical possession of the facility, we begin recognizing the accrued construction period rent on the straight-line method over the remaining term of the lease.

We receive interest income from our tenants/borrowers on mortgage loans, working capital loans, and other long-term loans. Interest income from these loans is recognized as earned based upon the principal outstanding and terms of the loans.

Commitment fees received from development and leasing services for lessees are initially recorded as deferred revenue and recognized as income over the initial term of an operating lease to produce a constant effective yield on the lease (interest method). Commitment and origination fees from lending services are recorded as deferred revenue and recognized as income over the life of the loan using the interest method.

Tenant payments for certain taxes, insurance, and other operating expenses related to our facilities (most of which are paid directly by our tenants to the government or related vendor) are recorded net of the respective expense as generally our leases are "triple-net" leases, with terms requiring such expenses to be paid by our tenants. Failure on the part of our tenants to pay such expense or to pay late would result in a violation of the lease agreement, which could lead to an event of default, if not cured.

Acquired Real Estate Purchase Price Allocation: We allocate the purchase price of acquired properties to net tangible and identified intangible assets acquired based on their fair values. In making estimates of fair values for purposes of allocating purchase prices of acquired real estate, we utilize a number of sources, from time to time, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. We also consider information obtained about each property as a result of our pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired.

We record above-market and below-market in-place lease values, if any, for our facilities, which are based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. We amortize any resulting capitalized above-market lease values as a reduction of rental income over the remaining non-cancelable terms of the respective leases. We amortize any resulting capitalized below-market lease values as an increase to rental income over the initial term and any fixed-rate renewal periods in the respective leases.

We measure the aggregate value of other lease intangible assets acquired based on the difference between (i) the property valued with new or in-place leases adjusted to market rental rates and (ii) the property valued as if vacant. Management's estimates of value are made using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis). Factors considered by management in our analysis include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. We also consider information obtained about each targeted facility as a result of our pre-acquisition due diligence, marketing, and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, which we expect to be about six months. depending on specific local market conditions. Management also estimates costs to execute similar leases including leasing commissions, legal costs, and other related expenses to the extent that such costs are not already incurred in connection with a new lease origination as part of the transaction.

Other intangible assets acquired, may include customer relationship intangible values which are based on management's evaluation of the specific characteristics of each prospective tenant's lease and our overall relationship with that tenant. Characteristics to be considered by management in allocating these values include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals, including those existing under the terms of the lease agreement, among other factors.

We amortize the value of in-place leases, if any, to expense over the initial term of the respective leases. The value of customer relationship intangibles is amortized to expense over the initial term and any renewal periods in the respective leases, but in no event will the amortization period for intangible assets exceed the remaining depreciable life of the building. If a lease is terminated, the unamortized portion of the in-place lease value and customer relationship intangibles are charged to expense.

Real Estate and Depreciation: Real estate, consisting of land, buildings and improvements, are recorded at cost. Although typically paid by our tenants, any expenditures for ordinary maintenance and repairs that we pay are expensed to operations as incurred. Significant renovations and improvements which improve and/or extend the useful life of the asset are capitalized and depreciated over their estimated useful lives. We record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets, including an estimated liquidation amount, during the expected holding periods are less than the carrying amounts of those assets. Impairment losses are measured as the difference between carrying value and fair value of assets. For assets held for sale, we cease recording depreciation expense and adjust the assets' value to the lower of its carrying value or fair value, less cost of disposal. Fair value is based on estimated cash flows discounted at a risk-adjusted rate of interest. We classify real estate assets as held for sale when we have commenced an active program to sell the assets, and in the opinion of management, it is probable the asset will be sold within the next 12 months. We record the results of operations from material property sales or planned sales (which include real property, loans and any receivables) as discontinued operations in the consolidated statements of income for all periods presented if we do not have any continuing involvement with the property subsequent to its sale. Results of discontinued operations include interest expense from debt which specifically collateralizes the property sold or held for sale.

Construction in progress includes the cost of land, the cost of construction of buildings, improvements and fixed equipment, and costs for design and engineering. Other costs, such as interest, legal, property taxes and corporate project supervision, which can be directly associated with the project during construction, are also included in construction in progress.

Depreciation is calculated on the straight-line method over the weighted average useful lives of the related real estate and other assets, as follows:

Buildings and improvements	37.4 years
Tenant lease intangibles	14.1 years
Tenant improvements	5.4 years
Furniture, equipment and other	9.3 years

Losses from Rent Receivables: We continuously monitor the performance of our existing tenants including, but not limited to,: admission levels and surgery/procedure volumes by type; current operating margins; ratio of our tenant's operating margins both to facility rent and to facility rent plus other fixed costs; trends in revenue and patient mix; and the effect of evolving healthcare regulations on tenant's profitability and liquidity. We utilize this information along with the tenant's payment and default history in evaluating (on a property-by-property basis) whether or not a provision for losses on outstanding rent receivables is needed. A provision for losses on rent receivables (including straight-line rent receivables) is ultimately recorded when it becomes probable that the receivable will not be collected in full. The provision is an amount which reduces the receivable to its estimated net realizable value based on a determination of the eventual amounts to be collected either from the debtor or from the collateral, if any.

Loans: Loans consist of mortgage loans, working capital loans and other long-term loans. Mortgage loans are collateralized by interests in real property. Working capital and other long-term loans are generally collateralized by interests in receivables and corporate and individual guarantees. We record loans at cost. We evaluate the collectability of both interest and principal on a loan-by-loan basis (using the same process as we do for assessing the collectability of rents) to determine whether they are impaired. A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the existing contractual terms. When a loan is considered to be impaired, the amount of the allowance is calculated by comparing the recorded investment to either the value determined by discounting the expected future cash flows using the loan's effective interest rate or to the fair value of the collateral if the loan is collateral dependent. When a loan is deemed to be impaired, we generally place the loan on non-accrual status and record interest income only upon receipt of cash.

Earnings Per Share: Basic earnings per common share is computed by dividing net income applicable to common shares by the weighted number of shares of common stock outstanding during the period. Diluted earnings per common share is calculated by including the effect of dilutive securities.

Certain of our unvested restricted and performance stock awards contain non-forfeitable rights to dividends, and accordingly, these awards are deemed to be participating securities. These participating securities are included in the earnings allocation in computing both basic and diluted earnings per common share.

Income Taxes: We conduct our business as a real estate investment trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute to stockholders at least 90% of our ordinary taxable income. As a REIT, we generally are not subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we intend to operate in such a manner so that we will remain qualified as a REIT for federal income tax purposes.

Our financial statements include the operations of eight taxable REIT subsidiaries ("TRS"), including MPT Development Services, Inc. ("MDS") and MPT Covington TRS, Inc. ("CVT"), along with six others, which are single member LLCs that are disregarded for tax purposes and are reflected in the tax returns of MDS. Our TRS entities are not entitled to a dividends paid deduction and are subject to federal, state and local income taxes. Our TRS entities are authorized to provide property development, leasing and management services for third-party owned properties, and they make loans to and/or investments in our lessees.

Given our income tax expense is typically not significant, we record such expense along with related penalties and interest, if any, in general administrative expenses.

Stock-Based Compensation: We currently sponsor the Second Amended and Restated Medical Properties Trust, Inc. 2004 Equity Incentive Plan (the "Equity Incentive Plan") that was established in 2004. Awards of restricted stock, stock options and other equity-based awards with service conditions are amortized to compensation expense over the vesting periods which generally range from three to seven years, using the straight-line method. Awards of deferred stock units vest when granted and are charged to expense at the date of grant. Awards that contain market conditions are amortized to compensation expense over the derived vesting periods, which correspond to the periods over which we estimate the awards will be earned, which generally range from three to seven years, using the straight-line method. Awards with performance conditions are amortized using the straight-line method over the service period in which the performance conditions are measured, adjusted for the probability of achieving the performance conditions.

Deferred Costs: Costs incurred prior to the completion of offerings of stock or other capital instruments that directly relate to the offering are deferred and netted against proceeds received from the offering. External costs incurred in connection with anticipated financings and refinancing of debt are generally capitalized as deferred financing costs in other assets and amortized over the lives of the related loans as an addition to interest expense. For debt with defined principal re-payment terms, the deferred costs are amortized to produce a constant effective yield on the loan (interest method). For debt without defined principal repayment terms, such as revolving credit agreements, the deferred costs are amortized on the straight-line method over the term of the debt. Leasing commissions and other leasing costs directly attributable to tenant leases are capitalized as deferred leasing costs and amortized on the straight-line method over the terms of the related lease agreements. Costs identifiable with loans made to borrowers are recognized as a reduction in interest income over the life of the loan.

Derivative Financial Investments and Hedging Activities. During our normal course of business, we may use certain types of derivative instruments for the purpose of managing interest rate risk. We record our derivative and hedging instruments at fair value on the balance sheet. Changes in the estimated fair value of derivative instruments that are not designated as hedges or that do not meet the criteria for hedge accounting are recognized in earnings. For derivatives designated as cash flow hedges, the change in the estimated fair value of the effective portion of the derivative is recognized in accumulated other comprehensive income (loss), whereas the change in the estimated fair value of the ineffective portion is recognized in earnings. For derivatives designated as fair value hedges, the change in the estimated fair value of the effective portion of the derivatives offsets the change in the estimated fair value of the hedged item, whereas the change in the estimated fair value of the ineffective portion is recognized in earnings.

To qualify for hedge accounting, we formally document all relationships between hedging instruments and hedged items, as well as our risk management objective and strategy for undertaking the hedge prior to entering into a derivative transaction. This process includes specific identification of the hedging instrument and the hedge transaction, the nature of the risk being hedged and how the hedging instrument's effectiveness in hedging the exposure to the hedged transaction's variability in cash flows attributable to the hedged risk will be assessed. Both at the inception of the hedge and on an ongoing basis, we assess whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows or fair values of hedged items. In addition, for cash flow hedges, we assess whether the underlying forecasted transaction will occur. We discontinue hedge accounting if a derivative is not determined to be highly effective as a hedge or that is probable that the underlying forecasted transaction will not occur.

Exchangeable Senior Notes: In 2006 and 2008, we issued exchangeable senior notes that, based upon the occurrence of specified events, are exchangeable for cash up to their principal amount and our common shares for the remainder of the exchange value in excess, if any, of the principal amount. The initial proceeds from the issuance of the exchangeable senior notes are required to be allocated between a liability component and an equity component such that the interest expense on the exchangeable senior notes is not recorded at the stated rate of interest but rather at an effective rate that reflects our borrowing rate on conventional debt at the date of issuance. We calculate the liability component of the exchangeable senior notes based on the present value of the contractual cash flows discounted at a comparable market rate for conventional debt at the date of issuance. The difference between the principal amount and the fair value of the liability component is reported as a discount on the exchangeable senior notes that is accreted as additional interest expense from the issuance date through the contractual maturity date using the effective interest method. The liability component of the exchangeable senior notes is reported net of discounts on our consolidated balance sheets. We calculate the equity component of the exchangeable senior notes based on the difference between the initial proceeds received from the issuance of the exchangeable senior notes and the fair value of the liability component at the issuance date. The equity component is included in additional paid-in-capital, net of issuance costs, on our consolidated balance sheets. We allocate issuance costs for exchangeable senior notes between the liability and the equity components based on their relative values.

Fair Value Measurement

We measure and disclose the estimated fair value of financial assets and liabilities utilizing a hierarchy of valuation techniques based on whether the inputs to a fair value measurement are considered to be observable or unobservable in a marketplace. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. This hierarchy requires the use of observable market data when available. These inputs have created the following fair value hierarchy:

Level 1 – quoted prices for *identical* instruments in active markets;

Level 2 – quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

Level 3 – fair value measurements derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable*.

We measure fair value using a set of standardized procedures that are outlined herein for all assets and liabilities which are required to be measured at their estimated fair value on either a recurring or non-recurring basis. When available, we utilize quoted market prices from an independent third party source to determine fair value and classifies such items in Level 1. In some instances where a market price is available, but the instrument is in an inactive or over-the-counter market, we consistently apply the dealer (market maker) pricing estimate and classify the asset or liability in Level 2.

If quoted market prices or inputs are not available, fair value measurements are based upon valuation models that utilize current market or independently sourced market inputs, such as interest rates, option volatilities, credit spreads, market capitalization rates, etc. Items valued using such internally-generated valuation techniques are classified according to the lowest level input that is significant to the fair value measurement. As a result, the asset or liability could be classified in either Level 2 or 3 even though there may be some significant inputs that are readily observable. Internal fair value models and techniques used by us include discounted cash flow and Black Scholes valuation models. We also consider our counterparty's and own credit risk on derivatives and other liabilities measured at their estimated fair value.

Recent Accounting Developments

In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2011-05, Presentation of Comprehensive Income ("ASU 2011-05"). The amendments require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. In December 2011, the FASB deferred portions of this update in its issuance of ASU 2011-12. We do not expect the adoption of ASU 2011-05 on January 1, 2012 to have an impact on our consolidated financial position or results of operations.

Reclassifications: Certain reclassifications have been made to the consolidated financial statements to conform to the 2011 consolidated financial statement presentation. Assets sold or held for sale have been reclassified to Real Estate Held for Sale on the consolidated balance sheets and related operating results have been reclassified from continuing operations to discontinued operations (see Note 11).

3. Real Estate and Loans Receivable

Acquisitions

We acquired the following assets:

	2011	2010	2009
	(Amounts in thousands)		
Land	$ 19,705	$ 8,227	$ 421
Buildings	220,769	119,626	—
Intangible lease assets-subject to amortization (weighted-average useful life 13.9 years in 2011 and 19.4 years in 2010)	20,630	9,955	—
	$ 261,104	$ 137,808	$ 421

2011 Activity

On January 4, 2011, we acquired the real estate of the 19-bed, 4-year old Gilbert Hospital in a suburb of Phoenix, Arizona area for $17.1 million. Gilbert Hospital is operated by affiliates of Visionary Health, LLC, the same group that will operate the hospital that we are currently developing in Florence, Arizona. We acquired this asset subject to an existing lease that expires in May 2022. The lease contains three five-year extension options, and the rent escalates annually at 2.5%.

On January 31, 2011, we acquired for $23.5 million the real estate of the 60-bed Atrium Medical Center at Corinth in the Dallas area, a long-term acute care hospital that was completed in 2009 and is subject to a lease that expires in June 2024. The lease has an initial term of 15 years, contains two ten-year extension options, and the rent escalates annually based on consumer price indexed increases and to be not less than 1% or greater than 5%. In addition, through one of our affiliates, we invested $1.3 million to acquire approximately 19% of a joint venture arrangement with an affiliate of Vibra Healthcare, LLC ("Vibra") that will manage and has acquired a 51% interest in the operations of the facility. We also made a $5.2 million working capital loan to the joint venture. The former operators of the hospital, comprised primarily of local physicians, retained ownership of 49% of the operating entity.

On February 4, 2011, we purchased for $58 million the real estate of Bayonne Medical Center, a 6-story, 278-bed acute care hospital in the New Jersey area of metropolitan New York, and leased the facility to the operator under a 15-year lease, with six five-year extension options. The rent escalates annually based on consumer price indexed increases. The operator is an affiliate of a private hospital operating company that acquired the hospital in 2008.

On February 9, 2011, we acquired the real estate of the 306-bed Alvarado Hospital in San Diego, California for $70 million from Prime Healthcare Services, Inc. ("Prime"). Prime is the operator of the facility and will lease the facility under a 10-year lease, with three five-year extension options and annual rent increases based on consumer price indexed increases.

On February 14, 2011, we completed the acquisition of the Northland LTACH Hospital located in Kansas City, a 35-bed hospital that opened in April 2008 and has a lease that expires in 2028. The lease has an initial term of 20 years, contains three five-year extension options, and the rent increases annually at 2.75%. This hospital was part of a three property acquisition announced in December 2010 and is currently being operated by Kindred Healthcare Inc. (formerly RehabCare). The purchase price of this hospital was $19.5 million, which included the assumption of a $16 million existing mortgage loan that matures in January 2018.

On July 18, 2011, we acquired the real estate of the 40-bed Vibra Specialty Hospital of DeSoto in Desoto, Texas for $13.0 million. Vibra Specialty Hospital of DeSoto is a new long-term acute care hospital that is currently ramping up its operations. This facility will be leased to a subsidiary of Vibra for a fixed term of 15 years with three five-year extension options. Rent escalates annually based on consumer priced indexed increases. In addition, we have made a $2.5 million equity investment in the operator of this facility for a 25% equity ownership.

On September 30, 2011, we purchased the real estate of a 40-bed long-term acute care facility in New Braunfels, Texas for $10.0 million. This facility will be leased to an affiliate of Post Acute Medical, LLC for a fixed term of 15 years with three five-year extension options. Rent escalates annually based on consumer priced indexed increases. In addition, we have made a $1.4 million equity investment for a 25% equity ownership in the operator of this facility and funded a $2.0 million working capital loan.

On October 14, 2011, we entered into agreements with a joint venture of Emerus Holding, Inc. and Baptist Health System, to acquire, provide for development funding and lease three acute care hospitals for $30.0 million in the suburban markets of San Antonio, Texas. With the execution of these agreements, we have funded $7.4 million during the fourth quarter of 2011, of which $6.2 million was used to acquire land for these three facilities. The three facilities upon completion will be leased under a master lease structure with an initial term of 15 years and three five-year extension options. Rent escalates annually based on consumer priced indexed increases and to be not less than one percent or greater than three percent. We currently expect construction of these three facilities to be completed in the fourth quarter of 2012.

On November 4, 2011, we made investments in Hoboken University Medical Center in Hoboken, New Jersey, a 350-bed acute care facility. The total investment for this transaction was $75.0 million, comprising $50.0 million for the acquisition of an 100% ownership of the real estate, a secured working capital loan of up to $20.0 million ($15.1 million outstanding at December 31, 2011), and the purchase of a $5.0 million convertible note, which provides us with the option to acquire up to 25% of the hospital operator. The lease with the tenant has an initial term of 15 years, contains six five-year extension options, and the rent escalates annually based on consumer price indexed increases.

From the respective acquisition dates in 2011 through year-end, these 2011 acquisitions contributed $21.2 million of revenue and $14.1 million of income. In addition, we incurred $4.2 million in acquisition related expenses in 2011, of which $1.9 million related to acquisitions consummated as of December 31, 2011.

2010 Activity

On June 17, 2010, we acquired three inpatient rehabilitation hospitals in Texas for an aggregate purchase price of $74 million. The properties acquired had existing leases in place, which we assumed, that have initial terms expiring in 2033. Each lease may, subject to conditions, be renewed by the operator for two additional ten-year terms.

In the fourth quarter of 2010, we acquired two long-term acute care hospital facilities in Texas for an aggregate purchase price of $64 million. The properties acquired had existing leases in place which we assumed. The Triumph Hospital Clear Lake, a 110-bed facility that opened in 2005, is subject to a lease maturing in 2025 and can be renewed by the lessee for two five-year terms. Triumph Hospital Tomball, a 75-bed facility that opened in August 2006, is subject to a lease that matures in 2026 and can be renewed by the lessee for two five-year terms.

From the respective acquisition dates in 2010 through year-end, these 2010 acquisitions contributed $4.3 million of revenue and $3.4 million of income. In addition, we incurred approximately $2.0 million in acquisition related expenses in 2010, of which approximately $1.1 million related to acquisitions consummated as of December 31, 2010.

The results of operations for each of the properties acquired in 2011 and 2010 are included in our consolidated results from the effective date of each acquisition. The following table sets forth certain unaudited pro forma consolidated financial data for 2011 and 2010, as if each acquisition was consummated on the same terms at the beginning of 2010. Supplemental pro forma earnings were adjusted to exclude $1.9 million and $1.1 million of acquisition-related costs on these consummated deals incurred during 2011 and 2010, respectively (dollar amounts in thousands except per share/unit data).

	2011	2010
	(Amounts in thousands except per share amounts)	
Total revenues	$ 153,707	$ 153,214
Net income	27,311	27,746
Net income per share	$ 0.24	$ 0.26

Disposals

On December 30, 2011, we sold Sherman Oaks Hospital in Sherman Oaks, California to Prime for $20.0 million, resulting in a gain of $3.1 million. Due to this sale, we wrote-off $1.2 million in straight-line rent receivables.

On December 30, 2011, we sold Mountain View Regional Rehabilitation Hospital in Morgantown, West Virginia to HealthSouth Corporation for $21.1 million, resulting in a gain of $2.3 million.

In the fourth quarter 2010, we sold the real estate of our Montclair Hospital, an acute care medical center to Prime for proceeds of $20.0 million. We realized a gain on the sale of $2.2 million. Due to this sale, we wrote-off $1.0 million in straight-line rent receivables.

In October 2010, we sold the real estate of our Sharpstown facility in Houston, Texas to a third party for net proceeds of $2.7 million resulting in a gain of $0.7 million.

In the second quarter 2010, we sold the real estate of our Inglewood Hospital, a 369-bed acute care medical center located in Inglewood, California, to Prime Healthcare, for $75 million resulting in a gain of approximately $6 million.

In the fourth quarter of 2009, we sold the real estate asset of one acute care facility to Prime for proceeds of $15.0 million, and we realized a gain on the sale of $0.3 million.

For each of these disposals, the operating results of these facilities for the current and all prior periods have been included in discontinued operations, and we have reclassified the related real estate to Real Estate Held for Sale.

Intangible Assets

At December 31, 2011 and 2010, our intangible lease assets were $53.4 million ($43.1 million, net of accumulated amortization) and $33.6 million ($26.8 million, net of accumulated amortization), respectively.

We recorded amortization expense related to intangible lease assets of $5.2 million (including $0.6 million of accelerated amortization as described below), $3.2 million, and $4.5 million (including $0.5 million of accelerated amortization as described below) in 2011, 2010, and 2009, respectively, and expect to recognize amortization expense from existing lease intangible assets as follows: (amounts in thousands)

For the Year Ended December 31:	
2012	$ 3,865
2013	3,832
2014	3,767
2015	3,578
2016	3,536

As of December 31, 2011, capitalized lease intangibles have a weighted average remaining life of 14.1 years.

Leasing Operations

Minimum rental payments due to us in future periods under operating leases which have non-cancelable terms extending beyond one year at December 31, 2011, are as follows: (amounts in thousands)

2012	$ 119,454
2013	120,275
2014	118,661
2015	115,880
2016	116,154
Thereafter	811,272
	$1,401,696

In the 2011 fourth quarter, we replaced one of our tenants, Vibra, with a new tenant, LifeCare, at our LTACH facility in Dallas, Texas. As a result of this transaction, we wrote off the related straight line rent receivables of $1.3 million and accelerated the amortization of the related lease intangibles resulting in $0.6 million of expense in the 2011 fourth quarter.

The operator of our Denham Springs facility in Louisiana has not made all the payments required by the real estate lease agreement, and thus, the tenant is in default. During the second quarter of 2011, we evaluated alternative strategies for the recovery of our advances and accruals and at that time determined that the future cash flows of the current tenant and/or related collateral would, more likely than not, result in less than a full recovery of our receivables. As a result, we fully reserved for all outstanding receivables at that time (including $1.5 million in billed rent, $0.2 million of unbilled rent, and $0.1 million of other receivables) with the exception of the $0.7 million promissory note that we expect is recoverable from existing collateral. In addition, we recorded a $0.6 million impairment charge against the real estate during the second quarter of 2011. We have not recorded any rental revenue or reversed previously established reserves, except for $0.2 million, which represents payments received from the tenant subsequent to the second quarter. At December 31, 2011, we continue to believe, based on existing collateral and the current real estate market, that the $0.7 million loan and the $4.2 million of real estate are fully recoverable; however, no assurances can be made that future reserves will not be needed.

In September 2010, we exchanged properties with one of our tenants. In exchange for our acute care facility in Cleveland, Texas, we received a similar acute care facility in Hillsboro, Texas. The lease that was in place on our Cleveland facility was carried over to the new facility with no change in lease term or lease rate. This exchange was accounted for at fair value, resulting in a gain of $1.3 million (net of $0.2 million from the write-off of straight-line rent receivables).

In April 2009, we terminated leases on two of our facilities in Louisiana (Covington and Denham Springs) after the operator defaulted on the leases. As a result of the lease terminations, we recorded a $1.1 million charge in order to fully reserve and write off, respectively, the related straight-line rent receivables associated with the Covington and Denham Springs facilities. In addition, we accelerated the amortization of the related lease intangibles resulting in $0.5 million of expense in the 2009 second quarter. In June 2009, we re-leased the Denham Springs facility to a new operator under terms similar to the terminated lease. In March 2010, we re-leased our Covington facility. The lease has a fixed term of 15 years with an option, at the lessee's discretion, to extend the term for three additional periods of five years each. Rent during 2010 was based on an annual rate of $1.4 million and, commencing on January 1, 2011, increases annually by 2%. At the end of each term, the tenant has the right to purchase the facility at a price generally equivalent to the greater of our undepreciated cost and fair market value. Separately, we also obtained an interest in the operations of the tenant whereby we may receive additional consideration based on the profitability of such operations.

In January 2009, the then-operator of our Bucks County facility gave notice of its intentions to close the facility. The associated lease was terminated, which resulted in the write-off of $4.7 million in uncollectible rent and other receivables in December 2008. This write-off excluded $3.8 million of receivables that were guaranteed by the former tenant's parent company. In the 2010 fourth quarter, we agreed to settle our $3.8 million claim of unpaid rent for $1.4 million resulting in a $2.4 million charge to earnings.

In July 2009, we re-leased our Bucks County facility located in Bensalem, Pennsylvania. The lease has a fixed term of five years with an option, at the lessee's discretion, to extend 15 additional periods of one year each. Initial cash rent was $2.0 million per year with annual escalations of 2%. Separately, we also obtained a profits interest whereby we may receive up to an additional $1.0 million annually pursuant to an agreement that provides for our participation in certain cash flows, if any, as defined in the agreement. After the fixed term, the tenant has the right to purchase the facility at a price based on a formula set forth in the lease agreement.

In the third quarter of 2008, we terminated leases on two general acute care hospitals in Houston, Texas and one hospital in Redding, California due to certain tenant defaults. These facilities were previously leased to affiliates of HPA that filed for bankruptcy subsequent to the lease terminations. On November 1, 2008, we entered into a new lease agreement for the Redding hospital. The new operator, an affiliate of Prime, agreed to increase the lease base from $60.0 million to $63.0 million and to pay up to $12.0 million in additional rent and a profits participation of up to $8.0 million based on the future profitability of the new lessee's operations. In the 2010 second quarter, Prime paid us $12 million in additional rent related to our Redding property, and we terminated our agreements with Prime concerning the additional rent and profits interest. Of this $12 million in additional rent, $3.8 million has been recognized in income from lease inception through December 31, 2011, (including $1.2 million in each of 2011, 2010 and 2009) and we expect to recognize the other $8.2 million into income over the remainder of the lease life.

As of December 31, 2011, we have advanced $28.6 million to the operator/lessee of Monroe Hospital in Bloomington, Indiana pursuant to a working capital loan agreement, including additional advances of $0.6 million in 2011. In addition, as of December 31, 2011, we have $14.9 million ($3.4 million accrued in 2011) of rent, interest and other charges outstanding, of which $5.6 million of interest receivables are significantly more than 90 days past due. Because the operator has not made all payments required by the working capital loan agreement and the related real estate lease agreement, we consider the loan to be impaired. During the first quarter of 2010, we evaluated alternative strategies for the recovery of our advances and accruals and at that time determined that the future cash flows of the current tenant or related collateral would, more likely than not, result in less than a full recovery of our loan advances. Accordingly, we recorded a $12 million charge in the 2010 first quarter to recognize the estimated impairment of the working capital loan. During the third quarter of 2010, we determined that it is reasonably likely that the existing tenant will be unable to make certain lease payments that become due in future years. Accordingly, we recorded a valuation allowance for unbilled straight-line rent in the amount of $2.5 million. At December 31, 2011, our net investment (exclusive of the related real estate) of $31.5 million is our maximum exposure to Monroe and the amount is deemed collectible/recoverable. In making this determination, we considered our first priority secured interest in approximately (i) $7 million in hospital patient receivables and (ii) 100% of the membership interests of the operator/lessee and our assessment of the realizable value of our other collateral.

Although Monroe Hospital has seen improvement in almost all key statistics (including census, EBITDA, etc.), we continue to evaluate possible operating strategies for the hospital. We have entered into a forbearance agreement with the operator whereby we have generally agreed, under certain conditions, not to fully exercise our rights and remedies under the lease and loan agreements during limited periods. We have not committed to the adoption of a plan to transition ownership or management of the hospital to any new operator, and there is no assurance that any such plan will be completed. Moreover, there is no assurance that any plan that we ultimately pursue will not result in additional charges for further impairment of our working capital loan. We have not recognized any interest income on the Monroe loan since it was considered impaired in the 2010 first quarter.

Loans

The following is a summary of our loans ($ amounts in thousands):

	As of December 31, 2011		As of December 31, 2010	
	Balance	Weighted Average Interest Rate	Balance	Weighted Average Interest Rate
Mortgage loans	$ 165,000	10.2%	$ 165,000	10.0%
Other loans	74,839	10.5%	50,985	10.8%
	$ 239,839		$ 215,985	

Including our working capital loans to Monroe and our new properties in 2011 (discussed previously), our other loans primarily consist of loans to our tenants for acquisitions and working capital purposes. In conjunction with our purchase of six healthcare facilities in July and August 2004, we made loans aggregating $41.4 million to Vibra. As of December 31, 2011, Vibra has reduced the balance of the loans to $17.8 million.

Concentration of Credit Risks

For the years ended December 31, 2011, 2010, and 2009, affiliates of Prime (including rent and interest from mortgage and working capital loans) accounted for 30.1%, 31.8%, and 32.5%, respectively, of our total revenues, and Vibra (including rent and interest from working capital loans) accounted for 12.0%, 15.0%, and 15.7%, respectively, of our total revenues. However, from an investment concentration perspective, Prime represented 25.3% and 26.7% of our total assets at December 31, 2011 and 2010, respectively, while Vibra represented 7.9% and 9.96%, respectively.

On an individual property basis, we had no investment of any single property greater than 5.6% of our total assets as of December 31, 2011.

From a geographic perspective, all of our properties are located in the United States with 26.8% of our total assets at December 31, 2011 located in California, down from 28.6% at December 31, 2010.

Related Party Transactions

Lease and interest revenue earned from tenants in which we have an equity interest in were $5.5 million and $1.8 million in 2011 and 2010, respectively. There was no such revenue in 2009.

4. Debt

The following is a summary of debt ($ amounts in thousands):

	As of December 31, 2011		As of December 31, 2010	
	Balance	Interest Rate	Balance	Interest Rate
Revolving credit facilities	$ 89,600	Variable	$ —	Variable
2006 senior unsecured notes	125,000	Various	125,000	7.333%-7.871%
2011 senior unsecured notes	450,000	6.875%	—	
Exchangeable senior notes				
Principal amount	11,000	9.250%	91,175	6.125%-9.250%
Unamortized discount	(180)		(2,585)	
	10,820		88,590	
Term loans				
Principal amount	14,429	6.200%	157,683	Various
Unamortized discount	—		(1,303)	
	14,429		156,380	
	$ 689,849		$ 369,970	

As of December 31, 2011, principal payments due on our debt (which exclude the effects of any discounts recorded) are as follows:

2012	$ 39,832
2013	11,249
2014	265
2015	50,283
2016	125,299
Thereafter	463,101
Total	$ 690,029

To fund the acquisitions disclosed in Note 3, we used cash on-hand, borrowed on our revolving credit facilities, used a portion of the proceeds from the sale of the 2011 senior unsecured notes, and assumed a $16 million mortgage loan.

In April 2011, our Operating Partnership and a wholly-owned subsidiary of our Operating Partnership closed on a private offering of $450 million unsecured senior notes. Contemporaneously with the closing of the notes, we repaid and terminated our $150 million term loan facility (which was part of the credit facility entered into in 2010) and our $9 million collateralized term loan facility. We also paid down in full our revolving credit facility's outstanding balance with the proceeds from the notes offering. In the 2011 third quarter, we used proceeds from our 2011 senior unsecured notes offering to repurchase 86.6% of the outstanding 9.25% exchangeable senior notes due 2013 at a weighted average price of 118.4% of the principal amount (or $84.1 million) plus accrued and unpaid interest pursuant to a cash tender offer. The interest savings from the retirement of this debt will offset the majority of the premium paid to retire it, and the potential dilution effect from the convertible aspect of these notes is removed.

In connection with these 2011 refinancing activities, we recognized charges of $14.2 million related to the write-off of previously deferred loan costs and discounts associated with the payoff of the debt instruments noted above.

In April 2010, we completed a public offering of common stock (the "Offering") resulting in net proceeds, after underwriting discount and commissions, of approximately $279 million. See Note 9 for further information. We used the net proceeds from the Offering to repurchase 93% of the outstanding 6.125% exchangeable senior notes due 2011 at a price of 103% of the principal amount plus accrued and unpaid interest (or $136.3 million) pursuant to a cash tender offer. In addition, we paid off a $30 million term loan. Finally, in May 2010, we closed on a $450 million credit facility, and the proceeds of such along with the Offering were used to repay in full all outstanding obligations under the previous credit facility. These refinancing activities resulted in a charge of $6.7 million for the year ended December 31, 2010.

Revolving Credit Facilities

In connection with the 2011 senior unsecured notes offering, we amended our 2010 credit agreement to now provide for a $330 million unsecured revolving credit facility that matures in October 2015. As part of this amendment, we also lowered our interest rate to (1) the higher of the "prime rate" or federal funds rate plus 0.5%, plus a spread initially set at 1.60%, but that is adjustable from 1.60% to 2.40% based on current total leverage, or (2) LIBOR plus a spread initially set at 2.60%, but that is adjustable from 2.60% to 3.40% based on current total leverage. In addition to interest expense, we are required to pay a quarterly commitment fee on the undrawn portion of the revolving credit facility, ranging from 0.375% to 0.500% per year. At December 31, 2011 and 2010, our outstanding balance on the revolving credit facility was $50 million and $0, respectively. At December 31, 2011, our availability under our revolving credit facility was $280 million. The weighted average interest rate on this facility was 3.2% and 2.1% for 2011 and 2010, respectively.

In regards to the $220 million credit facility that we paid off in 2010, our outstanding borrowings under the revolving facility were $96 million at December 31, 2009. For 2009, our interest rate was primarily set off the 30-day LIBOR plus 1.75% (1.99% at December 31, 2009). In addition, the old credit facility provided for a quarterly commitment fee on the unused portion ranging from 0.20% to 0.35%. The weighted average interest rate on this facility was 2.21% for 2009.

In June 2007, we signed a collateralized revolving bank credit facility for up to $42 million. The terms are for five years with interest at the 30-day LIBOR plus 1.50% (1.80% at December 31, 2011 and 1.77% at December

31, 2010). The amount available under the facility decreases $0.8 million per year until maturity. The facility is collateralized by one real estate property with a net book value of $55.1 million and $56.5 million at December 31, 2011 and 2010, respectively. This facility had an outstanding balance of $39.6 and $0 million at December 31, 2011 and December 31, 2010, respectively. At December 31, 2011, we had $0 million of availability under this revolving credit facility. The weighted-average interest rate on this revolving bank credit facility was 1.63%, 1.74% and 1.86% for 2011, 2010 and 2009, respectively.

2011 Senior Unsecured Notes

On April 26, 2011, our Operating Partnership and a wholly-owned subsidiary of our Operating Partnership closed on a private placement of $450 million aggregate principal amount of 6.875% Senior Notes due 2021 (the "2011 senior unsecured notes") to qualified institutional buyers in reliance on Rule 144A under the Securities Act. The 2011 senior unsecured notes were subsequently registered under the Securities Act pursuant to an exchange offer. Interest on the 2011 senior unsecured notes is payable semi-annually on May 1 and November 1 of each year. The 2011 senior unsecured notes pay interest in cash at a rate of 6.875% per year and mature on May 1, 2021. We may redeem some or all of the 2011 senior unsecured notes at any time prior to May 1, 2016 at a "make-whole" redemption price. On or after May 1, 2016, we may redeem some or all of the 2011 senior unsecured notes at a premium that will decrease over time, plus accrued and unpaid interest to, but not including, the redemption date. The 2011 senior unsecured notes are guaranteed, jointly and severally, on an unsecured basis, by the certain subsidiary guarantors. In the event of a Change of Control, each holder of the 2011 senior unsecured notes may require us to repurchase some or all of its 2011 senior unsecured notes at a repurchase price equal to 101% of the aggregate principal amount plus accrued and unpaid interest to the date of purchase.

2006 Senior Unsecured Notes

During 2006, we issued $125.0 million of Senior Unsecured Notes (the "Senior Notes"). The Senior Notes were placed in private transactions exempt from registration under the Securities Act of 1933, as amended, (the "Securities Act"). One of the issuances of Senior Notes totaling $65.0 million paid interest quarterly at a fixed annual rate of 7.871% through July 30, 2011, thereafter, at a floating annual rate of three-month LIBOR plus 2.30% and may be called at par value by us at any time on or after July 30, 2011. This portion of the Senior Notes matures in July 2016. The remaining issuances of Senior Notes paid interest quarterly at fixed annual rates ranging from 7.333% to 7.715% through October 30, 2011, thereafter, at a floating annual rate of three-month LIBOR plus 2.30% and may be called at par value by us at any time on or after October 30, 2011. These remaining notes mature in October 2016.

During the second quarter 2010, we entered into an interest rate swap to fix $65 million of our $125 million Senior Notes, which started July 31, 2011 (date on which the interest rate turned variable) through maturity date (or July 2016), at a rate of 5.507%. We also entered into an interest rate swap to fix $60 million of our Senior Notes which started October 31, 2011 (date on which the related interest rate turned variable) through the maturity date (or October 2016) at a rate of 5.675%. At December 31, 2011 and 2010, the fair value of the interest rate swaps was $12.2 million and $3.6 million, respectively, which is reflected in accounts payable and accrued expenses on the condensed consolidated balance sheet.

We account for our interest rate swaps as cash flow hedges. Accordingly, the effective portion of changes in the fair value of our swaps is recorded as a component of accumulated other comprehensive income/loss on the balance sheet and reclassified into earnings in the same period, or periods, during which the hedged transactions effects earnings, while any ineffective portion is recorded through earnings immediately. We did not have any hedge ineffectiveness from inception of our interest rate swaps through December 31, 2011 and therefore, there was no income statement effect recorded during the years ended December 31, 2011 and 2010. We do not expect any of the current losses included in accumulated other comprehensive loss to be reclassified into earnings in the next 12 months.

As noted above under the heading "Revolving Credit Facilities", we, via the amendment to our credit agreement, ceased being secured under our revolving credit facility, which triggered a collateral posting event under our interest rate swap. At December 31, 2011, we have posted $6.3 million of collateral, which is currently reflected in other assets on our consolidated balance sheets.

Exchangeable Senior Notes

In November 2006, our Operating Partnership issued and sold, in a private offering, $138.0 million of Exchangeable Senior Notes (the "2006 Exchangeable Notes"). The 2006 Exchangeable Notes pay interest semi-annually at a rate of 6.125% per annum and mature on November 15, 2011. Net proceeds from the offering of the 2006 Exchangeable Notes were approximately $134 million, after deducting the initial purchasers' discount. During 2010, 93% of the outstanding 6.125% exchangeable senior notes due 2011 were repurchased at a price of 103% of the principal amount plus accrued and unpaid interest (or $136.3 million). The remaining balance on the 2006 Exchangeable Notes of $9.2 million was paid at maturity on November 15, 2011.

In March 2008, our Operating Partnership issued and sold, in a private offering, $75.0 million of Exchangeable Senior Notes (the "2008 Exchangeable Notes") and received proceeds of $72.8 million. In April 2008, the Operating Partnership sold an additional $7.0 million of the 2008 Exchangeable Notes (under the initial purchasers' overallotment option) and received proceeds of $6.8 million. The 2008 Exchangeable Notes pay interest semi-annually at a rate of 9.25% per annum and mature on April 1, 2013. The 2008 Exchangeable Notes have an initial exchange rate of 80.8898 shares of our common stock per $1,000 principal amount, representing an exchange price of $12.36 per common share. The initial exchange rate is subject to adjustment under certain circumstances. The 2008 Exchangeable Notes are exchangeable prior to the close of business on the second day immediately preceding the stated maturity date at any time beginning on January 1, 2013 and also upon the occurrence of specified events, for cash up to their principal amounts and our common shares for the remainder of the exchange value in excess of the principal amount. The 2008 Exchangeable Notes are senior unsecured obligations of the Operating Partnership, guaranteed by us.

In July 2011, we used a portion of the proceeds from the 2011 senior unsecured notes to repurchase 85% of the outstanding 2008 Exchangeable Notes at a price of 118.5% of the principal amount plus accrued and unpaid interest (or $84.2 million) pursuant to a cash tender offer. Additionally, in August 2011, we repurchased $1.5 million of the outstanding 2008 Exchangeable Notes in the open market. The outstanding aggregate principal amount of the 2008 Exchangeable Notes is $11.0 million as of December 31, 2011.

Term Loans

In connection with our acquisition of the Northland LTACH Hospital on February 14, 2011, we assumed a $16.1 million mortgage. The Northland mortgage loan requires monthly principal and interest payments based on a 30-year amortization period. The Northland mortgage loan has a fixed interest rate of 6.2%, matures on January 1, 2018 and can be prepaid after January 1, 2013, subject to a certain prepayment premium. At December 31, 2011, the remaining balance on this term loan was $14.4 million.

In May 2010, we closed on a $150 million term loan that was scheduled to mature on May 17, 2016 and had an interest rate option of (1) LIBOR plus a spread of 3.5% or (2) the higher of the "prime rate" or federal funds rate plus 0.5%, plus a spread of 2.50%. This 2010 term loan was subject to a LIBOR floor of 1.5% (5.00% at December 31, 2010). This term loan was repaid and terminated in 2011 in connection with our 2011 senior unsecured notes offering.

Included in the $220 million credit facility that was paid off in 2010 was a term loan that had an outstanding balance of $64.5 million at December 31, 2009. This term loan's interest rate was based on the 30-day LIBOR plus a spread of 200 basis points (2.26% at December 31, 2009).

In November 2008, we signed a collateralized term loan facility for $9 million with interest fixed at 5.66%. This term loan was repaid and terminated in 2011 in connection with our 2011 senior unsecured notes offering.

Covenants

Our debt facilities impose certain restrictions on us, including restrictions on our ability to: incur debts; create or incur liens; provide guarantees in respect of obligations of any other entity; make redemptions and repurchases of our capital stock; prepay, redeem or repurchase debt; engage in mergers or consolidations; enter into affiliated transactions; dispose of real estate or other assets; and change our business. In addition, the credit agreement governing our revolving credit facility limits the amount of dividends we can pay to 120% of normalized adjusted funds from operations, as defined in the agreements, on a rolling four quarter basis starting for the fiscal quarter ending March 31, 2012. Thereafter, a similar dividend restriction exists but the percentage drops each quarter until reaching 95% at March 31, 2013. The indenture governing our 2011 senior unsecured notes also limits the amount of dividends we can pay based on the sum of 95% of funds from operations, proceeds of equity issuances and certain other net cash proceeds. Finally, our 2011 senior unsecured notes (along with the senior unsecured notes entered into in 2012 in connection with the Ernest acquisition) require us to maintain total unencumbered assets (as defined in the related indenture) of not less than 150% of our unsecured indebtedness.

In addition to these restrictions, the new credit facility contains customary financial and operating covenants, including covenants relating to our total leverage ratio, fixed charge coverage ratio, mortgage secured leverage ratio, recourse mortgage secured leverage ratio, consolidated adjusted net worth, facility leverage ratio, and borrowing base interest coverage ratio. This facility also contains customary events of default, including among others, nonpayment of principal or interest, material inaccuracy of representations and failure to comply with our covenants. If an event of default occurs and is continuing under the facility, the entire outstanding balance may become immediately due and payable. At December 31, 2011, we were in compliance with all such financial and operating covenants.

5. Income Taxes

We have maintained and intend to maintain our election as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement to distribute at least 90% of our taxable income to our stockholders. As a REIT, we generally will not be subject to federal income tax if we distribute 100% of our taxable income to our stockholders and satisfy certain other requirements. Income tax is paid directly by our stockholders on the dividends distributed to them. If our taxable income exceeds our dividends in a tax year, REIT tax rules allow us to designate dividends from the subsequent tax year in order to avoid current taxation on undistributed income. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income taxes at regular corporate rates, including any applicable alternative minimum tax. Taxable income from non-REIT activities managed through our taxable REIT subsidiaries is subject to applicable federal, state and local income taxes. For 2011, 2010 and 2009, we recorded tax expense of $0.1 million, $1.6 million and $0.3 million, respectively.

At December 31, 2011 and 2010, we had a net deferred tax asset (prior to valuation allowance) of $8.7 million and $6.7 million respectively. This increase is primarily related to the increase in the federal and state net operating loss carry forwards ("NOLs") at our MDS TRS. NOLs are available to offset future earnings in one of our taxable REIT subsidiaries within the periods specified by law. At December 31, 2011, we had U.S. federal and state NOLs of $12.1 million and $13.0 million, respectively, that expire in 2020 through 2031.

With the continued losses sustained by MDS, we do not believe MDS will generate enough taxable income to use the federal and state net operating losses noted above within the carry forward period specified by law. Therefore, we continue to fully reserve for the net deferred tax asset. At December 31, 2011 and 2010 the valuation allowance was $8.9 million and $6.8 million, respectively. We will continue to monitor this valuation allowance and, if circumstances change (such as entering into new working capital loans or other transactions), we will adjust this valuation allowance accordingly.

Earnings and profits, which determine the taxability of distributions to stockholders, will differ from net income reported for financial reporting purposes due primarily to differences in cost basis, differences in the estimated useful lives used to compute depreciation, and differences between the allocation of our net income and loss for financial reporting purposes and for tax reporting purposes.

A schedule of per share distributions we paid and reported to our stockholders is set forth in the following:

	For the Years Ended December 31,		
	2011	2010	2009
Common share distribution	$ 0.800000	$ 0.800000	$ 0.800000
Ordinary income	0.300844	0.388128	0.471792
Capital gains[1]	0.031396	0.027724	0.003708
Unrecaptured Sec. 1250 gain	0.031396	0.022784	0.003708
Return of capital	0.467760	0.384148	0.324500
Allocable to next year	—	—	—

(1) Capital gains include unrecaptured Sec. 1250 gains.

6. Earnings Per Share

Our earnings per share were calculated based on the following (amounts in thousands):

	For the Years Ended December 31,		
	2011	2010	2009
Numerator:			
Income from continuing operations	$ 19,431	$ 10,248	$ 29,945
Non-controlling interests' share in continuing operations	(178)	(99)	(36)
Participating securities' share in earnings	(1,090)	(1,254)	(1,506)
Income from continuing operations, less participating securities' share in earnings	18,163	8,895	28,403
Income from discontinued operations	7,283	12,764	6,422
Non-controlling interests' share in discontinued operations	—	—	(1)
Income from discontinued operations attributable to MPT common stockholders	7,283	12,764	6,421
Net income, less participating securities' share in earnings	$ 25,446	$ 21,659	$ 34,824
Denominator:			
Basic weighted-average common shares	110,623	100,706	78,117
Dilutive stock options	6	2	—
Diluted weighted-average common shares	110,629	100,708	78,117

For each of the years ended December 31, 2011, 2010, and 2009, 0.1 million of options were excluded from the diluted earnings per share calculation as they were not determined to be dilutive. Shares that may be issued in the future in accordance with our exchangeable senior notes were excluded from the diluted earnings per share calculation as they were not determined to be dilutive.

7. Stock Awards

We have adopted the Second Amended and Restated Medical Properties Trust, Inc. 2004 Equity Incentive Plan (the "Equity Incentive Plan"), which authorizes the issuance of common stock options, restricted stock, restricted stock units, deferred stock units, stock appreciation rights, performance units and awards of interests in our Operating Partnership. The Equity Incentive Plan is administered by the Compensation Committee of the Board of Directors. We have reserved 7,441,180 shares of common stock for awards under the Equity Incentive Plan for which 2,595,161 shares remain available for future stock awards as of December 31, 2011.

The Equity Incentive Plan contains a limit of 1,000,000 shares as the maximum number of shares of common stock that may be awarded to an individual in any fiscal year. Awards under the Equity Incentive Plan are subject to forfeiture due to termination of employment prior to vesting. In the event of a change in control, outstanding and unvested options will immediately vest, unless otherwise provided in the participant's award or employment agreement, and restricted stock, restricted stock units, deferred stock units and other stock-based awards will vest if so provided in the participant's award agreement. The term of the awards is set by the Compensation Committee, though Incentive Stock Options may not have terms of more than ten years. Forfeited awards are returned to the Equity Incentive Plan and are then available to be re-issued as future awards. For each share of common stock issued by Medical Properties Trust, Inc. pursuant to its Equity Incentive Plan, the Operating Partnership issues a corresponding number of operating partnership units.

The following awards have been granted pursuant to our Equity Incentive Plan:

Stock Options

We awarded 50,000 common stock options in 2007, with an exercise price and estimated grant date fair values of $12.09 and $1.36 per option, respectively. The options awarded in 2007 vest annually in equal amounts over three years from the date of award and expire in 2012. We use the Black-Scholes pricing model to calculate the fair values of the options awarded. In 2007, the following assumptions were used to derive the fair values: an option term of four years; expected volatility of 28.34%; a weighted average risk-free rate of return of 4.62%; and a dividend yield of 8.93%. The intrinsic value of options exercisable and outstanding at December 31, 2011, is $-0-. No options were granted, exercised, or forfeited in 2011, 2010, or 2009, but some were settled for cash in 2011. At December 31, 2011, we had 110,000 options outstanding and exercisable, with a weighted-average exercise price of $10.95 per option. The weighted average remaining contractual term of options exercisable and outstanding is 1.8 years.

Restricted Equity Awards

Other stock-based awards are in the form of service-based awards and performance-based awards. The service-based awards vest as the employee provides the required service over periods that generally range from three to seven years. Service based awards are valued at the average price per share of common stock on the date of grant. In 2011, 2010, and 2007, the Compensation Committee granted awards to employees which vest based on us achieving certain performance levels, stock price levels, total shareholder return or comparison to peer total return indices. Generally, dividends are not paid on these performance awards until the award is earned. See below for details of such grants:

2011 performance awards – The 2011 performance awards were granted in three parts:

1) Approximately 30% of the 2011 performance awards are based on us achieving a simple 9.0% annual total shareholder return over a three year period; however, the award contains both carry forward and carry back provisions through December 31, 2015. The fair value of this award was estimated on the date of grant using a Monte Carlo valuation model that assumed the following: risk free interest rate of 2.07%; expected volatility of 33%; expected dividend yield of 8.5%; and expected service period of 4 years.

2) Approximately 18% of the 2011 performance awards are based on us achieving a cumulative total shareholder return from January 1, 2011 to December 31, 2013. The minimum total shareholder return needed to earn a portion of this award is 27% with 100% of the award earned if our total shareholder return reaches 39%. If any shares are earned from this award, the shares will vest in equal annual amounts on January 1, 2014, 2015 and 2016. The fair value of this award was estimated on the date of grant using a Monte Carlo valuation model that assumed the following: risk free interest rate of 1.07%; expected volatility of 34%; expected dividend yield of 8.5%; and expected service period of 5 years.

3) The remainder of the 2011 performance awards will be earned if our total shareholder return outpaces that of the MSCI U.S. REIT Index ("Index") over the cumulative period from January 1, 2011 to December 31, 2013. Our total shareholder return must exceed that of the Index to earn the minimum number of shares under this award, while it must exceed the Index by 12% to earn 100% of the award. If any shares are earned from this award, the shares will vest in equal annual amounts on January 1, 2014, 2015 and 2016. The fair value of this award was estimated on the date of grant using a Monte Carlo valuation model that assumed the following: risk free interest rate of 1.07%; expected volatility of 34%; expected dividend yield of 8.5%; and expected service period of 5 years.

None of the 2011 performance awards were earned in 2011.

2010 performance awards - The 2010 performance awards are based on us achieving a simple 9.5% annual total shareholder return over a three year period; however, the award contains both carry forward and carry back provisions through December 31, 2014. The fair value of this award was estimated on the date of grant using a Monte Carlo valuation model that assumed the following: risk free interest rate of 2.60%; expected volatility of 42%; expected dividend yield of 8.5%; and expected service period of 4 years. None of the 2010 performance awards were earned in 2011; however, 60,866 awards were earned in 2010.

2007 performance awards - The 2007 performance awards were granted under our 2007 Multi-year Incentive Plan and consist of two components: core performance awards ("CPRE") and superior performance awards ("SPRE"). The CPRE awards vest annually and ratably over a seven-year period beginning December 31, 2007, contingent upon our achievement of a simple 9% annual total return to shareholders (prorated to 7.5% for the first vesting period ending December 31, 2007). In years in which the annual total return exceeds 9%, the excess return may be used to earn CPRE awards not earned in a prior or future year. SPRE awards were to be earned based on achievement of specified share price thresholds during the period beginning March 1, 2007 through December 31, 2010, and were to vest annually and ratably over the subsequent three-year period (2011-2013). At December 31, 2010, the share price thresholds were not met. Accordingly, in accordance with the SPRE award agreements, 33.334% of the SPRE awards were earned as we performed at or above the 50th percentile of all real estate investment trusts included in the Morgan Stanley REIT Index in terms of total return to shareholders over the same period. The other 66.666% of the SPRE awards were deemed forfeited.

In 2011, no CPRE awards were earned. In addition to the SPRE awards noted earlier, 79,287 shares/LTIP units (discussed in Note 9) were earned in 2010 under the CPRE award.

The following summarizes restricted equity awards activity in 2011 and 2010, respectively:

For the Year Ended December 31, 2011:

	Vesting Based on Service		Vesting Based on Market/ Performance Conditions	
	Shares	Weighted Average Value at Award Date	Shares	Weighted Average Value at Award Date
Nonvested awards at beginning of the year	783,305	$ 10.43	828,409	$ 8.70
Awarded	292,803	$ 10.76	853,656	$ 5.72
Vested	(453,980)	$ 9.89	(163,575)	$ 6.87
Forfeited	(18,148)	$ 9.70	(7,093)	$ 9.32
Nonvested awards at end of year	603,980	$ 11.02	1,511,397	$ 7.21

For the Year Ended December 31, 2010:

	Vesting Based on Service		Vesting Based on Market/ Performance Conditions	
	Shares	Weighted Average Value at Award Date	Shares	Weighted Average Value at Award Date
Nonvested awards at beginning of the year	962,350	$ 10.22	1,301,088	$ 6.90
Awarded	277,680	$ 10.39	182,600	$ 9.25
Vested	(454,323)	$ 9.97	(175,279)	$ 10.64
Forfeited	(2,402)	$ 8.66	(480,000)	$ 3.31
Nonvested awards at end of year	783,305	$ 10.43	828,409	$ 8.70

The value of stock-based awards is charged to compensation expense over the vesting periods. In the years ended December 31, 2011, 2010 and 2009, we recorded $7.0 million, $6.6 million, and $5.5 million respectively, of non-cash compensation expense. The remaining unrecognized cost from restricted equity awards at December 31, 2011, is $10.5 million and will be recognized over a weighted average period of 2.4 years. Restricted equity awards which vested in 2011, 2010, and 2009 had a value of $6.1 million, $6.1 million, and $2.4 million, respectively.

8. Commitments and Contingencies

Commitments

Our operating leases primarily consist of ground leases on which certain of our facilities or other related property reside along with corporate office and equipment leases. These ground leases are long-term leases (almost all having terms for approximately 50 years or more), some contain escalation provisions and one contains a purchase option. Properties subject to these ground leases are subleased to our tenants. Lease and rental expense (which is recorded on the straight-line method) for 2011, 2010 and 2009, respectively, were $868,106, $989,170, and $859,570, which was offset by sublease rental income of $443,829, $520,090, and $498,733 for 2011, 2010, and 2009, respectively.

Fixed minimum payments due under operating leases with non-cancelable terms of more than one year at December 31, 2011 are as follows: (amounts in thousands)

2012	$ 2,233
2013	2,104
2014	1,609
2015	1,610
2016	1,610
Thereafter	36,378
	$ 45,544

The total amount to be received in the future from non-cancellable subleases at December 31, 2011, is $29.4 million.

Contingencies

We are a party to various legal proceedings incidental to our business. In the opinion of management, after consultation with legal counsel, the ultimate liability, if any, with respect to those proceedings is not presently expected to materially affect our financial position, results of operations or cash flows.

9. Common Stock

In April 2010, we completed a public offering of 26 million shares of common stock at $9.75 per share. Including the underwriters' purchase of 3.9 million additional shares to cover over allotments, net proceeds from the offering, after underwriting discount and commissions, were $279.1 million. We used the net proceeds from the offering to fund our refinancing activities as discussed in Note 4 with any remaining proceeds used for general corporate purposes including funding acquisitions during 2010.

During the first quarter of 2010, we sold 0.9 million shares of our common stock under our at-the-market equity offering program, at an average price of $10.77 per share, for total proceeds, net of a 2% sales commission, of $9.5 million.

In November 2009, we put an at-the-market program in place, and we have the ability to sell up to $50 million of stock under that plan. During the fourth quarter of 2009, we sold 30,000 shares at an average price per share of $10.25 resulting in a proceeds, net of a 2% sales agent commission, of $0.3 million.

On January 9, 2009, we filed Articles of Amendment to our charter with the Maryland State Department of Assessments and Taxation increasing the number of authorized shares of common stock, par value $0.001 per share available for issuance from 100,000,000 to 150,000,000. Subsequent to 2011, we further increased the number of authorized shares of common stock to 250,000,000.

In January 2009, we completed a public offering of 12.0 million shares of our common stock at $5.40 per share. Including the underwriters' purchase of 1.3 million additional shares to cover over allotments, net proceeds from this offering, after underwriting discount and commissions, were $67.8 million. The net proceeds of this offering were generally used to repay borrowings outstanding under our revolving credit facilities.

10. Fair Value of Financial Instruments

We have various assets and liabilities that are considered financial instruments. We estimate that the carrying value of cash and cash equivalents, and accounts payable and accrued expenses approximates their fair values. Included in accounts payable and accrued expenses are our interest rate swaps, which are recorded at fair value based on Level 2 observable market assumptions using standardized derivative pricing models. We estimate the fair value of our loans, interest, and other receivables by discounting the estimated future cash flows using the current rates at which similar receivables would be made to others with similar credit ratings and for the same remaining maturities. We determine the fair value of our exchangeable notes based on quotes from securities dealers and market makers. We estimate the fair value of our senior notes, revolving credit facilities, and term loans based on the present value of future payments, discounted at a rate which we consider appropriate for such debt.

The following table summarizes fair value information for our financial instruments: (amounts in thousands)

	December 31, 2011		December 31, 2010	
Asset (Liability)	Book Value	Fair Value	Book Value	Fair Value
Interest and rent receivables	$ 29,862	$ 22,866	$ 26,176	$ 20,265
Loans	239,839	243,272	215,985	209,126
Debt, net	(689,849)	(688,032)	(369,970)	(359,910)

11. Discontinued Operations

On December 30, 2011, we sold MountainView Regional Rehabilitation Hospital in Morgantown, West Virginia to HealthSouth Corporation for $21.1 million, resulting in a gain of $2.3 million. On December 30, 2011, we also sold Sherman Oaks Hospital in Sherman Oaks, California to Prime Healthcare Services, Inc. for approximately $20.0 million, resulting in a gain of $3.1 million. Due to this sale, we wrote-off $1.2 million in straight-line rent receivables.

In the fourth quarter 2010, we sold the real estate of our Montclair Hospital, an acute care medical center to Prime for proceeds of $20.0 million. We realized a gain on the sale of $2.2 million. In October of 2010, we sold the real estate of our Sharpstown hospital in Houston, Texas to a third party for proceeds of $3.0 million resulting in a gain of $0.7 million. In the second quarter of 2010, we sold the real estate of our Inglewood Hospital, a 369-bed acute care medical center located in Inglewood, California, to Prime for $75 million resulting in a gain of approximately $6 million.

In the fourth quarter of 2009, we sold the real estate of a general acute hospital to Prime for proceeds of approximately $15 million. The sale was completed on December 28, 2009, resulting in a gain on the sale of $0.3 million.

We have classified current and prior year activity related to these transactions, along with the related operating results of the facilities prior to these transactions taking place, as discontinued operations. In addition, we have reclassified the related real estate assets to Real Estate Held for Sale in all prior periods.

The following table presents the results of discontinued operations for the years ended December 31, 2011, 2010 and 2009 (in thousands except per share/unit amounts):

	For the Years Ended December 31,		
	2011	2010	2009
Revenues	$ 3,534	$ 8,488	$ 16,197
Gain on sale	5,431	10,566	278
Income from discontinued operations	7,283	12,764	6,422
Income from discontinued operations — diluted per share/unit	$ 0.07	$ 0.13	$ 0.08

12. Quarterly Financial Data (unaudited)

The following is a summary of the unaudited quarterly financial information for the years ended December 31, 2011 and 2010: (amounts in thousands, except for per share data)

	For the Three Month Periods in 2011 Ended			
	March 31	June 30	September 30	December 31
Revenues	$ 34,347	$ 35,396	$ 36,774	$ 36,802
Income (loss) from continuing operations	9,652	1,934	(237)	8,082
Income from discontinued operations	1,172	748	705	4,658
Net income	10,824	2,682	468	12,740
Net income attributable to MPT common stockholders	10,780	2,640	424	12,692
Net income attributable to MPT common stockholders per share — basic	$ 0.09	$ 0.02	$ —	$ 0.11
Weighted average shares outstanding — basic	110,400	110,589	110,714	110,788
Net income (loss) attributable to MPT common stockholders per share — diluted	$ 0.02	$ 0.02	$ —	$ 0.11
Weighted average shares outstanding — diluted	110,400	110,600	110,719	110,788

	For the Three Month Periods in 2010 Ended			
	March 31	June 30	September 30	December 31
Revenues	$ 29,365	$ 29,534	$ 27,621	$ 30,677
Income (loss) from continuing operations	(4,249)	(1,037)	7,967	7,567
Income from discontinued operations	1,436	7,269	997	3,062
Net income	(2,813)	6,232	8,964	10,629
Net income attributable to MPT common stockholders	(2,822)	6,223	8,919	10,593
Net income attributable to MPT common stockholders per share — basic	$ (0.04)	$ 0.06	$ 0.08	$ 0.09
Weighted average shares outstanding — basic	79,176	103,498	110,046	110,103
Net income attributable to MPT common stockholders per share — diluted	$ (0.04)	$ 0.06	$ 0.08	$ 0.09
Weighted average shares outstanding — diluted	79,178	103,498	110,046	110,108

13. Subsequent Events

On January 31, 2012, we entered into definitive agreements to make loans to and acquire assets from Ernest Health, Inc. ("Ernest") and to make an equity contribution in the parent of Ernest for a combined purchase price and investment of $396.5 million, consisting of $200 million to purchase real estate assets, a first mortgage loan of $100 million, an acquisition loan for $93.2 million and a capital contribution of $3.3 million, all as further described below. On February 29, 2012, we closed and funded this acquisition and related investments.

Real estate acquisition

Pursuant to a definitive real property asset purchase agreement (the "Purchase Agreement"), we acquired from Ernest and certain of its subsidiaries (i) a portfolio of five rehabilitation facilities (including a ground lease interest relating to a community-based acute rehabilitation facility in Wyoming), (ii) seven long-term acute care facilities located in seven states and (iii) undeveloped land in Provo, Utah (collectively, the "Acquired Facilities") for an aggregate purchase price of $200 million, subject to certain adjustments. The Acquired Facilities will be leased to subsidiaries of Ernest pursuant to a master lease agreement. The master lease agreement has a 20-year term with three five-year extension options and provides for an initial rental rate of 9%, with consumer price-indexed increases, limited to a 2% floor and 5% ceiling annually thereafter.

Mortgage loan financing

Pursuant to the Purchase Agreement, we also made Ernest a $100 million loan secured by a first mortgage interest in four subsidiaries of Ernest, which has terms similar to the leasing terms described above.

Acquisition loan and equity contribution

In addition, an affiliate of one of our taxable REIT subsidiaries has become a member in Ernest Health Holdings, LLC ("Ernest Holdings"), whose only other member is an entity formed by the present key management personnel of Ernest ("ManageCo"). We made capital contributions of approximately $3.3 million to Ernest Holdings in exchange for a membership interest representing a 49% aggregate initial equity interest. The remaining 51% initial equity interest in Ernest Holdings is owned by ManageCo, which has made contributions valued at $3.5 million in exchange for a membership interest in Ernest Holdings.

Pursuant to the terms of an Agreement and Plan of Merger dated January 31, 2012, a merger subsidiary of Ernest Holdings was merged with and into Ernest, with Ernest surviving the merger as a wholly-owned subsidiary of Ernest Holdings. Finally, we made an acquisition loan of approximately $93.2 million to the merger subsidiary (the "Acquisition Loan"). The Acquisition Loan will bear interest at a rate of 15.0%, with a 6% coupon payable in cash in the first year, a 7% coupon payable in cash in the second year and a 10% coupon payable in cash thereafter. The remaining 9% in year one; 8% in year two and 5% thereafter will be accrued and paid upon the occurrence of any capital or liquidity events of Ernest Holdings and will be payable in all events at maturity. The acquisition loan may be prepaid without penalty at any time.

Financing of Ernest transactions and other general corporate needs

To finance the Ernest transactions along with other general corporate purposes (including potential future acquisitions), we completed or have initiated the following transactions subsequent to December 31, 2011:

1) Common stock offering — On February 7, 2012, we completed an offering of 23,575,000 shares of our common stock (including 3,075,000 shares sold pursuant to the exercise in full of the underwriters' over-allotment option) at a price of $9.75 per share, resulting in net proceeds (after underwriting discount) of $220.7 million.

2) Senior unsecured notes offering — On February 17, 2012, we completed a $200 million offering of senior unsecured notes. These senior notes will accrue interest at a fixed rate of 6.375% per year and will mature on February 15, 2022. Net proceeds, after underwriting discount, from this senior notes offering was $196.5 million.

3) Credit facilities — On January 25, 2012, we received a commitment letter and term sheet for an $80 million senior unsecured term loan facility that provides for customary financial and operating covenants, substantially consistent with our revolving credit facility. We expect to close on our new term loan facility shortly after the closing of the Ernest transactions described above. In addition to the new term loan facility, our existing revolving credit facility includes an accordion feature pursuant to which borrowings thereunder can be increased up to $400 million from $330 million. We have requested a $70 million increase in our revolving credit facility contemporaneously with the closing of our new term loan facility.

14. Condensed Consolidating Financial Information

The following tables present the condensed consolidating financial information for (a) Medical Properties Trust, Inc. ("Parent" and a guarantor to our 2011 senior unsecured notes), (b) MPT Operating Partnership, L.P. and MPT Finance Corporation ("Subsidiary Issuer"), (c) on a combined basis, the guarantors of our 2011 senior unsecured notes ("Subsidiary Guarantors"), and (d) on a combined basis, the non-guarantor subsidiaries ("Non-Guarantor Subsidiaries"). Separate financial statements of the Subsidiary Guarantors are not presented because the guarantee by each 100% owned Subsidiary Guarantor is joint and several, and we believe separate financial statements and other disclosures regarding the Subsidiary Guarantors are not material to investors. Furthermore, there are no significant legal restrictions on the Parent's ability to obtain funds from its subsidiaries by dividend or loan.

The guarantees by the Subsidiary Guarantors may be released and discharged upon: (1) any sale, exchange or transfer of all of the capital stock of a Subsidiary Guarantor; (2) the merger or consolidation of a Subsidiary Guarantor with a Subsidiary Issuer or any other Subsidiary Guarantor; (3) the proper designation of any Subsidiary Guarantor by the Subsidiary Issuers as "unrestricted" for covenant purposes under the indenture governing the 2011 senior unsecured notes; (4) the legal defeasance or covenant defeasance or satisfaction and discharge of the indenture; (5) a liquidation or dissolution of a Subsidiary Guarantor permitted under the indenture governing the 2011 senior unsecured notes; or (6) the release or discharge of the Subsidiary Guarantor from its guarantee obligations under our revolving credit facility.

Condensed Consolidated Balance Sheets
December 31, 2011
(in thousands)

	Parent	Subsidiary Issuers	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Assets						
Real estate assets						
Land, buildings and improvements and intangible lease assets	$ —	$ 37	$ 1,127,441	$ 147,921	$ —	$ 1,275,399
Mortgage loans	—	—	165,000	—	—	165,000
Gross investment in real estate assets	—	37	1,292,441	147,921	—	1,440,399
Accumulated depriciation and amortization	—	—	(89,788)	(13,949)	—	(103,737)
Net investment in real estate assets	—	37	1,202,653	133,972	—	1,336,662
Cash & cash equivalents	—	101,230	—	1,496	—	102,726
Interest and rent receivables	—	399	22,525	6,938	—	29,862
Straight-line rent receivables	—	—	24,000	9,993	—	33,993
Other loans	—	177	—	74,662	—	74,839
Net intercompany receivable (payable)	21,955	872,382	(888,866)	(5,471)	—	—
Investment in subsidiaries	829,205	489,858	43,008	—	(1,362,071)	—
Other assets	—	27,284	1,727	14,781	—	43,792
Total Assets	$ 851,160	$ 1,491,367	$ 405,047	$ 236,371	$ (1,362,071)	$ 1,621,874
Liabilities and Equity						
Liabilities						
Debt, net	$ —	$ 635,820	$ —	$ 54,029	$ —	$ 689,849
Accounts payable and accrued expenses	22,345	25,783	2,576	421	—	51,125
Deferred revenue	—	559	17,488	5,260	—	23,307
Lease deposits and other obligations to tenants	—	—	27,874	904	—	28,778
Total liabilites	22,345	662,162	47,938	60,614	—	793,059
Total Medical Properties Trust Inc. stockholder's equity	828,815	829,205	357,109	175,757	(1,362,071)	828,815
Non-controlling interests	—	—	—	—	—	—
Total equity	828,815	829,205	357,109	175,757	(1,362,071)	828,815
Total Liabilities and Equity	$ 851,160	$ 1,491,367	$ 405,047	$ 236,371	$ (1,362,071)	$ 1,621,874

Condensed Consolidated Statements of Income
For the Year Ended December 31, 2011
(in thousands)

	Parent	Subsidiary Issuers	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Revenues						
Rent billed						
Straight-line rent	$ —	$ —	$ 100,759	$ 18,368	$ (3,092)	$ 116,035
Interest and fee income	—	—	3,538	2,256	—	5,794
Total revenues	—	6,123	17,001	4,601	(6,235)	21,490
Expenses	—	6,123	121,298	25,225	(9,327)	143,319
Real estate depreciation and amortization	—	—	29,279	3,622	—	32,901
Impairment charge	—	—	564	—	—	564
Property-related	—	217	834	3,131	(3,092)	1,090
General and administrative	17	27,626	—	3,760	—	31,403
Total operating expenses	17	27,843	30,677	10,513	(3,092)	65,958
Operating income	(17)	(21,720)	90,621	14,712	(6,235)	77,361
Other income (expense)						
Interest income and other	—	26	345	(275)	—	96
Debt refinanancing costs	—	(14,109)	—	(105)	—	(14,214)
Interest expense	—	(43,064)	880	(7,863)	6,235	(43,812)
Net other expense	—	(57,147)	1,225	(8,243)	6,235	(57,930)
Income (loss) from continuing operations	(17)	(78,867)	91,846	6,469	—	19,431
Income (loss) from discontinued operations	—	—	98	7,185	—	7,283
Equity in earnings of consolidated subsidiaries net of income taxes	26,731	105,598	4,578	—	(136,907)	—
Net income	26,714	26,731	96,522	13,654	(136,907)	26,714
Net income attributable to non-controlling interests	(178)	(178)	—	—	178	(178)
Net income attributable to MPT common stockholders	$ 26,536	$ 26,553	$ 96,522	$ 13,654	$ (136,729)	$ 26,536

Condensed Consolidated Statements of Cash Flows
For the Year Ended December 31, 2011
(in thousands)

	Parent	Subsidiary Issuers	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Operating Activities						
Net cash provided by (used in) operating activities	$ (209)	$ (48,779)	$ 112,311	$ 15,947	$ —	$ 79,270
Investing Activities						
Real estate acquired	—	—	(241,626)	(4,885)	—	(246,511)
Principal received on loans receivable	—	—	230	4,059	—	4,289
Proceeds from sales of real estate	—	—	—	41,130	—	41,130
Investments in and advances to subsidiaries	89,551	(92,052)	142,448	(50,605)	(89,342)	—
Investments in loans receivable and other investments	—	—	(230)	(27,914)	—	(28,144)
Construction in progress and other	—	(6,466)	(24,081)	(5,838)	—	(36,385)
Net cash provided by (used in) investing activities	89,551	(98,518)	(123,259)	(44,053)	(89,342)	(265,621)
Financing Activities						
Revolving credit facilities, net	—	50,000	—	39,600	—	89,600
Proceeds from term debt, net of discount	—	450,000	—	—	—	450,000
Payments of term debt	—	(237,666)	—	(8,596)	—	(246,262)
Distributions paid	(89,342)	(89,601)	—	—	89,342	(89,601)
Proceeds from sale of common shares/units, net of offering costs	—	—	—	—	—	—
Lease deposits and other obligations to tenants	—	—	10,948	(2,327)	—	8,621
Debt issuance costs paid and other financing activities	—	(21,028)	—	(661)	—	(21,689)
Net cash provided by (used in) financing activities	(89,342)	151,705	10,948	28,016	89,342	190,669
Increase (decrease) in cash and cash equivalents for period	—	4,408	—	(90)	—	4,318
Cash and cash equivalents at beginning of period	—	96,822	—	1,586	—	98,408
Cash and cash equivalents at end of period	$ —	$ 101,230	$ —	$ 1,496	$ —	$ 102,726

Condensed Consolidated Balance Sheets
December 31, 2010
(in thousands)

	Parent	Subsidiary Issuers	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Assets						
Real estate assets						
Land, buildings and improvements and intangible lease assets	$ —	$ 297	$ 861,599	$ 128,652	$ —	$ 990,548
Real estate held for sale	—	—	—	37,514	—	37,514
Mortgage loans	—	—	165,000	—	—	165,000
Gross investment in real estate assets	—	297	1,026,599	166,166	—	1,193,062
Accumulated depriciation and amortization	—	—	(61,460)	(10,327)	—	(71,787)
Net investment in real estate assets	—	297	965,139	155,839	—	1,121,275
Cash & cash equivalents	—	96,822	—	1,586	—	98,408
Interest and rent receivables	—	157	20,692	5,327	—	26,176
Straight-line rent receivables	—	—	20,052	8,860	—	28,912
Other loans	—	178	—	50,807	—	50,985
Net intercompany receivable (payable)	21,944	774,771	(747,895)	(48,820)	—	—
Investment in subsidiaries	899,949	390,232	42,970	—	(1,333,151)	—
Other assets	—	10,289	1,182	11,587	—	23,058
Total Assets	$ 921,893	$ 1,272,746	$ 302,140	$ 185,186	$ (1,333,151)	$ 1,348,814
Liabilities and Equity						
Liabilities						
Debt, net	$ —	$ 361,537	$ —	$ 8,433	$ —	$ 369,970
Accounts payable and accrued expenses	22,317	10,824	2,378	455	—	35,974
Deferred revenue	—	436	17,616	5,085	—	23,137
Lease deposits and other obligations to tenants	—	—	17,019	3,138	—	20,157
Total liabilites	22,317	372,797	37,013	17,111	—	449,238
Total Medical Properties Trust Inc. stockholder's equity	899,462	899,835	265,127	168,075	(1,333,037)	899,462
Non-controlling interests	114	114	—	—	(114)	114
Total equity	899,576	899,949	265,127	168,075	(1,333,151)	899,576
Total Liabilities and Equity	$ 921,893	$ 1,272,746	$ 302,140	$ 185,186	$ (1,333,151)	$ 1,348,814

Condensed Consolidated Statements of Income
For the Year Ended December 31, 2010
(in thousands)

	Parent	Subsidiary Issuers	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Revenues						
Rent billed	$ —	$ —	$ 73,617	$ 15,900	$ (1,030)	$ 88,487
Straight-line rent	—	—	222	1,711	—	1,933
Interest and fee income	—	6,964	16,755	10,572	(7,514)	26,777
Total revenues	—	6,964	90,594	28,183	(8,544)	117,197
Expenses						
Real estate depreciation and amortization	—	—	19,251	3,579	—	22,830
Impairment charge	—	—	—	12,000	—	12,000
Property-related	—	(4)	4,365	1,067	(1,030)	4,398
General and administrative	75	27,867	—	593	—	28,535
Total operating expenses	75	27,863	23,616	17,239	(1,030)	67,763
Operating income	(75)	(20,899)	66,978	10,944	(7,514)	49,434
Other income (expense)						
Interest income and other	—	(14)	—	1,532	—	1,518
Debt refinanancing costs	—	(6,716)	—	—	—	(6,716)
Interest expense	—	(33,623)	31	(7,910)	7,514	(33,988)
Net other expense	—	(40,353)	31	(6,378)	7,514	(39,186)
Income (loss) from continuing operations	(75)	(61,252)	67,009	4,566	—	10,248
Income (loss) from discontinued operations	—	—	121	12,643	—	12,764
Equity in earnings of consolidated subsidiaries net of income taxes	23,087	84,339	4,273	—	(111,699)	—
Net income	23,012	23,087	71,403	17,209	(111,699)	23,012
Net income attributable to non-controlling interests	(99)	(99)	—	—	99	(99)
Net income attributable to MPT common stockholders	$ 22,913	$ 22,988	$ 71,403	$ 17,209	$ (111,600)	$ 22,913

Condensed Consolidated Statements of Cash Flows
For the Year Ended December 31, 2010
(in thousands)

	Parent	Subsidiary Issuers	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Operating Activities						
Net cash provided by (used in) operating activities	$ (29)	$ (54,909)	$ 89,780	$ 25,795	$ —	$ 60,637
Investing Activities						
Real estate acquired	—	—	(137,808)	—	—	(137,808)
Principal received on loans receivable	—	—	—	90,486	—	90,486
Proceeds from sales of real estate	—	—	2,669	95,000	—	97,669
Investments in and advances to subsidiaries	(211,181)	99,564	54,409	(154,002)	211,210	—
Investments in loans receivable and other investments	—	—	(5,000)	(6,637)	—	(11,673)
Construction in progress and other	—	(108)	(8,267)	(7,554)	—	(15,929)
Net cash provided by (used in) investing activities	(211,181)	99,456	(93,997)	17,293	211,210	(22,781)
Financing Activities						
Revolving credit facilities, net	—	(96,000)	—	(41,200)	—	(137,200)
Proceeds from term debt, net of discount	—	148,500	—	—	—	148,500
Payments of term debt	—	(216,520)	—	(245)	—	(216,765)
Distributions paid	(76,856)	(77,087)	—	—	76,856	(77,087)
Proceeds from sale of common shares/units, net of offering costs	288,066	288,066	—	—	(288,066)	288,066
Lease deposits and other obligations to tenants	—	—	4,217	(550)	—	3,667
Debt issuance costs paid and other financing activities	—	(9,498)	—	—	—	(9,498)
Net cash provided by (used in) financing activities	211,210	37,461	4,217	(41,995)	(211,210)	(317)
Increase (decrease) in cash and cash equivalents for period	—	82,008	—	1,093	—	83,101
Cash and cash equivalents at beginning of period	—	14,814	—	493	—	15,307
Cash and cash equivalents at end of period	$ —	$ 96,822	$ —	$ 1,586	$ —	$ 98,408

Condensed Consolidated Statements of Income
For the Year Ended December 31, 2009
(in thousands)

	Parent	Subsidiary Issuers	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Revenues						
Rent billed						
Straight-line rent	$ —	$ —	$ 63,282	$ 14,589	$ —	$ 77,871
Interest and fee income	—	—	5,966	2,072	—	8,038
Total revenues	—	10,010	14,388	14,150	(10,419)	28,129
Expenses	—	10,010	83,636	30,811	(10,419)	114,038
Real estate depreciation and amortization	—	—	17,926	3,662	—	21,588
Impairment charge	—	—	—	—	—	—
Property-related	—	(20)	3,778	43	—	3,801
General and administrative	63	20,631	—	402	—	21,096
Total operating expenses	63	20,611	21,704	4,107	—	46,485
Operating income	(63)	(10,601)	61,932	26,704	(10,419)	67,553
Other income (expense)						
Interest income and other	—	51	—	(8)	—	43
Debt refinanancing costs	—	—	—	—	—	—
Interest expense	—	(36,760)	—	(11,310)	10,419	(37,651)
Net other expense	—	(36,709)	—	(11,318)	10,419	(37,608)
Income (loss) from continuing operations	(63)	(47,310)	61,932	15,386	—	29,945
Income (loss) from discontinued operations	—	—	(1,254)	7,676	—	6,422
Equity in earnings of consolidated subsidiaries net of income taxes	36,430	83,740	3,918	—	(124,088)	—
Net income	36,367	36,430	64,596	23,062	(124,088)	36,367
Net income attributable to non-controlling interests	(37)	(37)	—	—	37	(37)
Net income attributable to MPT common stockholders	$ 36,330	$ 36,393	$ 64,596	$ 23,062	$ (124,051)	$ 36,330

Condensed Consolidated Statements of Cash Flows
For the Year Ended December 31, 2009
(in thousands)

	Parent	Subsidiary Issuers	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Operating Activities						
Net cash provided by (used in) operating activities	$ (268)	$ (35,554)	$ 69,738	$ 28,835	$ —	$ 62,751
Investing Activities						
Real estate acquired	—	—	(421)	—	—	(421)
Principal received on loans receivable	—	—	—	4,305	—	4,305
Proceeds from sales of real estate	—	—	—	15,000	—	15,000
Investments in and advances to subsidiaries	(6,699)	89,642	(53,811)	(35,716)	6,584	—
Investments in loans receivable and other investments	—	—	(15,000)	(8,243)	—	(23,243)
Construction in progress and other	—	—	(3,067)	(4,710)	—	(7,777)
Net cash provided by (used in) investing activities	(6,699)	89,642	(72,299)	(29,364)	6,584	(12,136)
Financing Activities						
Revolving credit facilities, net	—	(55,000)	—	(800)	—	(55,800)
Proceeds from term debt, net of discount	—	—	—	—	—	—
Payments of term debt	—	(960)	—	(272)	—	(1,232)
Distributions paid	(61,419)	(61,649)	—	—	61,419	(61,649)
Proceeds from sale of common shares/units, net of offering costs	68,003	68,003	—	—	(68,003)	68,003
Lease deposits and other obligations to tenants	—	—	2,561	829	—	3,390
Debt issuance costs paid and other financing activities	378	(149)	—	3	—	232
Net cash provided by (used in) financing activities	6,962	(49,755)	2,561	(240)	(6,584)	(47,056)
Increase (decrease) in cash and cash equivalents for period	(5)	4,333	—	(769)	—	3,559
Cash and cash equivalents at beginning of period	5	10,481	—	1,262	—	11,748
Cash and cash equivalents at end of period	$ —	$ 14,814	$ —	$ 493	$ —	$ 15,307

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have adopted and maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply our judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by Rule 13a-15(b), under the Securities Exchange Act of 1934, as amended, we have carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be disclosed by us in the reports that we file with the SEC.

Changes in Internal Controls over Financial Reporting

There has been no change in our internal control over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

The management of Medical Properties Trust, Inc. has prepared the consolidated financial statements and other information in our Annual Report in accordance with accounting principles generally accepted in the United States of America and is responsible for its accuracy. The financial statements necessarily include amounts that are based on management's best estimates and judgments. In meeting its responsibility, management relies on internal accounting and related control systems. The internal control systems are designed to ensure that transactions are properly authorized and recorded in our financial records and to safeguard our assets from material loss or misuse. Such assurance cannot be absolute because of inherent limitations in any internal control system.

Management of Medical Properties Trust, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of our annual financial statements, management has undertaken an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2011. The assessment was based upon the framework described in the "Integrated Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Management's assessment included an evaluation of the design of internal control over financial reporting and testing of the operational effectiveness of internal control over financial reporting. We have reviewed the results of the assessment with the Audit Committee of our Board of Trustees.

Based on our assessment under the criteria set forth in COSO, management has concluded that, as of December 31, 2011, Medical Properties Trust, Inc. maintained effective internal control over financial reporting.

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Performance Graph

The following graph provides comparison of cumulative total stockholder return for the period from December 31, 2006 through December 31, 2011, among Medical Properties Trust, Inc., the Russell 2000 Index, NAREIT Equity REIT Index, and SNL US REIT Healthcare Index. The stock performance graph assumes an investment of $100 in each of Medical Properties Trust, Inc. and the three indices, and the reinvestment of dividends. The historical information below is not indicative of future performance.



Total Return Performance
200
175
150
125
100
75
50
25
0
Index Value
Medical Properties Trust, Inc.
NAREIT All Equity REIT Index
SNL US REIT Healthcare Index
Russell 2000
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11

	Period Ending					
Index	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11
Medical Properties Trust, Inc	100.00	72.28	49.44	88.68	103.74	102.00
Russell 2000	100.00	98.43	65.18	82.89	105.14	100.75
NAREIT All Equity REIT Index	100.00	84.31	52.50	67.20	85.98	93.10
SNL US REIT Healthcare	100.00	101.44	90.32	115.37	137.64	157.58


MPT

Designed by Hodges & Associates | www.thehighroad.com

Corporate and Shareholder Information

Executive Officers

Edward K. Aldag, Jr. – Chairman, President and Chief Executive Officer
R. Steven Hamner – Executive Vice President and Chief Financial Officer
Emmett E. McLean – Executive Vice President, Chief Operating Officer, Treasurer and Secretary

Directors

Edward K. Aldag, Jr. – Chairman, President and Chief Executive Officer
William G. McKenzie – President and Chief Executive Officer, Gilliard Health Services, Inc.
R. Steven Hamner – Executive Vice President and Chief Financial Officer
Robert E. Holmes, PhD – Retired Professor of Management, Dean, and Wachovia Chair of Business Administration at the University of Alabama at Birmingham School of Business
G. Steven Dawson – Private Investor
L. Glenn Orr, Jr. – Chairman, Orr Holdings, LLC
Sherry A. Kellett – Former Corporate Controller, BB&T Corporation

Legal Counsel

Baker, Donelson, Bearman, Caldwell & Berkowitz, PC – Birmingham, AL
Goodwin Procter, LLP – Boston, MA

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP – Birmingham, AL



Annual Meeting

The Annual Meeting of Shareholders of Medical Properties Trust, Inc. is scheduled for May 17, 2012 at 10:30 am C.D.T., The Summit Club, 1901 Sixth Avenue North, Suite 3100, Birmingham, AL 35203.

Certifications

Medical Properties Trust, Inc.'s Chief Executive Officer and Chief Financial Officer have filed their certifications required by the SEC regarding the quality of the company's public disclosure (these are included in the 2011 Annual Report on Form 10-K filed with the Securities and Exchange Commission). Further, the company's Chief Executive Officer has certified to the NYSE that he is not aware of any violation by Medical Properties Trust, Inc. of NYSE corporate governance listing standards, as required by Section 303A.12(a) of the NYSE listing standards.

Corporate Office
Medical Properties Trust, Inc.
1000 Urban Center Drive, Suite 501
Birmingham, AL 35242
(205) 969-3755 (205) 969-3756 fax
www.medicalpropertiestrust.com

Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(800) 937-5449
www.amstock.com


MPW
LISTED
NYSE




MPT

Medical Properties Trust

Medical Properties Trust, Inc.
1000 Urban Center Drive, Suite 501
Birmingham, AL 35242
(205) 969-3755 www.medicalpropertiestrust.com
NYSE: MPW